EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT

BY AND AMONG

THE UNIVERSITY OF CHICAGO HOSPITALS,

LOUIS A. WEISS MEMORIAL HOSPITAL,

VANGUARD HEALTH FINANCIAL COMPANY, INC.,

VHS ACQUISITION SUBSIDIARY NUMBER 3, INC.

AND

VANGUARD HEALTH SYSTEMS, INC.

DATED AS OF APRIL 23, 2002

LIST OF SCHEDULES

i

LIST OF EXHIBITS

521242-1

APRIL 23, 2002

TABLE OF CONTENTS

521242-1

APRIL 23, 2002

521242-1

APRIL 23, 2002

521242-1

APRIL 23, 2002

TABLE OF CONTENTS
(continued)

Page

521242-1

APRIL 23, 2002

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, made and entered into effective as of April 23, 2002, is by and among **THE UNIVERSITY OF CHICAGO HOSPITALS,** an Illinois not-for-profit corporation ("UCH"), **LOUIS A. WEISS MEMORIAL HOSPITAL**, an Illinois not-for-profit corporation ("Seller"), **VANGUARD HEALTH FINANCIAL COMPANY, INC.**, a Tennessee corporation ("VHFC"), **VHS ACQUISITION SUBSIDIARY NUMBER 3, INC.**, a Delaware corporation ("Buyer"), and **VANGUARD HEALTH SYSTEMS, INC.**, a Delaware corporation ("Vanguard").

RECITALS:

WHEREAS, Seller owns and operates the Louis A. Weiss Memorial Hospital, a general acute care hospital located at 4646 North Marine Drive, Chicago, Illinois (the "Hospital");

WHEREAS, UCH is the sole corporate voting member of Seller;

WHEREAS, Vanguard is the sole shareholder of VHFC;

WHEREAS, UCH and VHFC have agreed to form Buyer to acquire, own and operate the Hospital Businesses pursuant to the terms of the Contribution Agreement (as defined herein);

WHEREAS, this Agreement provides for the sale by Seller to Buyer of substantially all of the assets, real, personal and mixed, tangible and intangible, owned by Seller and associated with or employed in the conduct of the Hospital Businesses;

WHEREAS, UCH and Seller have concluded that the transactions contemplated by this agreement are in their respective best interests and consistent with their charitable missions of the promotion of health to the community served by the Hospital; and

WHEREAS, consummation of the transactions contemplated by this Agreement are contingent upon receiving approval from the Illinois Health Facilities Planning Board pursuant to 77 Ill. Adm. Code 1130, as well as all other regulatory approvals.

NOW, THEREFORE, for and in consideration of the premises, and the agreements, covenants, representations and warranties hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are forever acknowledged and confessed, the Parties, intending to be legally bound, agree as follows:

1.0 DEFINITIONS AND REFERENCES

1.1.   Definitions: As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings given:

Academic Affiliation Agreement: defined in Section 11.3(b)(ii);

exhibit2_1

APRIL 23, 2002

Accounts Receivable: all accounts receivable of the Hospital Businesses, accrued and unaccrued, including Government Payment Program receivables and accounts that have been written off, but excluding all Cost Report settlement amounts, risk pools (whether a credit balance or a debit balance) and amounts due from Affiliates;

ADR: defined in Section 16.3;

Advisory Board: defined in Section 13.1;

Affiliate: any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with another Person and includes the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, election or appointment of directors, by Contract or otherwise;

Affiliated Group: any affiliated group within the meaning of section 1504 of the Code or any similar group defined under a similar provision of state, local or foreign law;

Agreement: this Purchase and Sale Agreement and all Exhibits and Schedules attached hereto, as amended, consolidated, supplemented, novated or replaced by the Parties from time to time;

Alternative Proposal: defined in Section 6.4;

Articles: articles of the Agreement;

Assets: all assets, real property, personal and mixed property of every kind, character or description, known or unknown, tangible or intangible, other than the Excluded Assets, owned or leased by Seller, wherever located and whether or not reflected in the Financial Statements, and the other assets and properties owned by UCH described in Sections 2.1(f) and 2.1(j);

Assumed Contracts: the Contracts listed or described on **Schedule 2.1(f)** and the Immaterial Contracts;

Assumed Debt: the outstanding amount as of the Closing Date of any long-term indebtedness and capitalized lease obligations of Seller (including the current portions thereof) described on **Schedule 2.3(a)**;

Assumed Liabilities: (i) the current liabilities in Net Working Capital, but only to the extent accrued on the Closing Balance Sheet; (ii) Unbooked Employee Benefits; (iii) the Assumed PTO, (iv) all obligations of Seller arising on or after the Closing Date with respect to any period commencing on or after the Closing Date under the Assumed Contracts; (v) all liabilities relating to Buyer's operation of the Hospital Businesses arising on or after the Closing Date with respect to any period on or after

-2-

exhibit2_1

APRIL 23, 2002

the Closing Date; (vi) liabilities of Seller for amounts paid by Seller to Buyer for any proration under Section 2.6; and (vii) the other liabilities and obligations, if any, described on **Schedule 2.3(b)** if and to the extent Buyer receives a credit against the Purchase Price as provided in Section 2.5;

Assumed PTO: as of Closing, the unused sick leave of the Hired Employees (whether in such form or in the form of paid time off or extended illness bank plans), but only to the extent described in Section 7.3(c) and subject to the Purchase Price credit for the agreed value thereof described in Section 2.5(c);

Audited Financial Statements: the audited consolidated balance sheet of Seller as of June 30, 2001 and June 30, 2000, and the audited consolidated statement of revenue and expenses, and audited consolidated statement of cash flows for the fiscal years then ended, together with the notes thereto and the report thereon of Arthur Andersen LLP, independent certified public accountants;

Authorized Individuals: defined in Section 16.2;

Buyer: VHS Acquisition Subsidiary Number 3, Inc., a Delaware corporation;

Buyer Employee Benefit Plan: defined in Section 5.5;

Buyer's Indemnified Persons: Buyer, VHFC and Vanguard, and their Affiliates, successors and assigns from time to time, and their respective partners, Affiliates, directors, trustees, officers, employees, agents and representatives;

Closing: defined in Section 11.1;

Closing Balance Sheet: the unaudited individual and combined balance sheet of the Hospital Businesses as of the close of business on the day immediately prior to the Closing Date;

Closing Date: the date as of which the Closing occurs;

Closing Documents: the Shareholders' Agreement, Academic Affiliation Agreement, Management Agreement, License Agreement, the Loan Agreement, the Contribution Agreement and all other instruments, agreements, certificates or other documents executed or delivered by any Party to another Party at Closing;

COBRA: the Consolidated Omnibus Benefit Reduction Act of 1986, as amended;

Code: the Internal Revenue Code of 1986, as amended;

Contracts: all written or oral contracts, leases, licenses and agreements relating to the Assets or the operation of the Hospital Businesses to which Seller is a party or by which it or any of the Assets are bound, including agreements with payers, physicians

-3-

exhibit2_1

APRIL 23, 2002

and other providers, agreements with health maintenance organizations, independent practice associations, preferred provider organizations and other managed care plans and alternative delivery systems, joint venture and partnership agreements, management, employment, retention and severance agreements, vendor agreements, real and personal property leases and schedules, maintenance agreements and schedules, agreements with municipalities and labor organizations, and bonds, mortgages and other loan agreements;

Contribution Agreement: defined in Section 11.3(b)(iii);

Controlled Group: with respect to Seller, a group consisting of each trade or business (whether or not incorporated) which, together with Seller, would be deemed a "single employer" within the meaning of section 4001(a)(14) of ERISA;

Core Services: those core hospital services described in Section 13.3;

Cost Reports: all cost and other reports filed pursuant to the requirements of the Government Payment Programs and for payment or reimbursement of amounts due from them and of Blue Cross and Blue Shield of Illinois for payment or reimbursement of amounts due it under its indemnity plan;

Effective Date: the date as of which this Agreement was entered into by Seller, UCH, Buyer, Vanguard and VHFC, as set forth on the first page of this Agreement;

Employee Benefit Plan: any (1) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan; (2) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (3) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (4) Employee Welfare Benefit Plan or material fringe benefit plan or program;

Employee Pension Benefit Plan: defined in section 3(2) of ERISA;

Employee Welfare Benefit Plan: defined in section 3(1) of ERISA;

Encumbrances: liabilities, levies, claims, charges, assessments, mortgages, security interests, liens, pledges, conditional sales agreements, title retention contracts, rights of first refusal, options to purchase and other encumbrances (including limitations on pledging or mortgaging any of the Assets), and Contracts to create in the future any such Encumbrance or suffer any of the foregoing;

Environmental Laws: any and all Legal Requirements relating to pollution or protection of human health or the environment (including ground water, land surface or subsurface strata), including Legal Requirements relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise

-4-

exhibit2_1

APRIL 23, 2002

relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, reporting or handling of Materials of Environmental Concern;

ERISA: the Employee Retirement Income Security Act of 1974, as amended;

ERISA Fiduciary: defined in section 3(21) of ERISA;

Excluded Assets: defined in Section 2.2;

Excluded Liabilities: any and all liabilities of Seller other than the Assumed Liabilities, whether known or unknown, fixed or contingent, recorded or unrecorded, and whether arising prior to or after Closing;

Financial Statements: the Audited Financial Statements, Interim Financial Statements, Interim Closing Balance Sheet, Closing Balance Sheet, and the financial statements described in Section 6.3(b);

Foundation: an Illinois not-for-profit corporation to be formed prior to Closing and funded in part with a portion of the proceeds of the transactions described in this Agreement;

Governmental Authorities: all agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever of any federal, state, county, district, municipal, city, foreign or other government or quasi-government unit or political subdivision, and private arbitration panels or dispute resolution makers;

Government Payment Programs: federal and state Medicare, Medicaid and Tricare plan programs, and similar or successor programs with or for the benefit of Governmental Authorities;

Hill-Burton Act: the Public Health Service Act, 42 U.S.C. 291, *et seq.*;

Hired Employees: those employees of Seller or its Affiliates who accept in writing Buyer's written offer of employment as of the Closing Date and those employees of Seller or its Affiliates employed by Buyer under written Assumed Contracts;

HLS Investment: Seller's share of common stock in HealthCo, a hospital laundry service, subject to the HealthCo Shareholders Agreement among HealthCo Inc., Seller and the other hospital shareholders named therein.

Hospital: the Louis A. Weiss Memorial Hospital, a 369-bed general acute care hospital located in Chicago, Illinois;

Hospital Businesses: all businesses owned, leased, managed or otherwise operated or conducted by Seller and comprising or used in the operation or management of the

-5-

exhibit2_1

APRIL 23, 2002

business of the Hospital, and all other businesses (including outpatient facilities, professional corporations, medical office buildings and parking facilities) owned, managed or leased by Seller in connection with the business of the Hospital, *but excluding* the MRI Joint Venture;

HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

Immaterial Contracts: Contracts that (i) require the future payment by Seller of $20,000 or less or the future performance by Seller of services having a value of $20,000 or less, or (ii) are terminable by Seller at any time without cause upon notice of 90 days or less, and that require during the period prior to termination the payment of $20,000 or less or the future performance of services having a value of $20,000 or less, *provided* that, notwithstanding the foregoing, Immaterial Contracts shall not include any Contracts described in paragraphs (a) through (k) of Section 3.18;

Indemnified Party: any Person entitled to indemnification under Article 15;

Indemnifying Party: any Person obligated to indemnify another Person under Article 15;

Independent Accountant: defined in Section 2.5(c);

Information Systems: the software, hardware, application programs and similar systems described in **Schedule 2.1(h)** that are owned, licensed or leased by Seller for use in the Hospital Businesses;

Initiating Party: defined in Section 16.2;

Intellectual Properties: the marks, names, trademarks, service marks, patents, patent rights, assumed names, logos and copyrights owned by Seller and identified in **Schedule 2.1(h)** (including variants of and applications for the foregoing);

Interim Closing Balance Sheet: the unaudited individual and combined balance sheets of the Hospital Businesses as of the most recent month end available prior to the Closing Date;

Interim Financial Statements: the balance sheets and income statements of the Hospital Businesses as of and for the eight months ended February 28, 2002;

Inventory: all of Seller's supplies, inventory and materials used or consumed in the Hospital Businesses (excluding "Inventory Held on Consignment," as referenced in relevant entries on Seller's Interim Financial Statements and excluding supplies and inventory located at the Hospital and used by the University or its faculty members solely to conduct their clinical research and clinical trials);

-6-

exhibit2_1

APRIL 23, 2002

Investments: shares of capital stock of any corporation, interests in partnerships or limited liability companies, or other equity or debt instruments in any other Person, and proceeds from the sale thereof;

Joint Ventures: the MRI Joint Venture, the RPA Joint Venture and the Schwab Joint Venture;

Legal Requirements: with respect to any Person, all statutes, ordinances, by-laws, codes, rules, regulations, restrictions, orders, judgments, writs, injunctions, decrees, determinations or awards of any Governmental Authority having jurisdiction over such Person or any of such Person's assets or businesses;

License Agreement: the agreement between Buyer and UCH to be entered into at Closing pursuant to which UCH grants to Buyer the non-exclusive right to use in the conduct of the Hospital's business after Closing the name "University of Chicago Hospitals", solely in the phrase "An Affiliate of the University of Chicago Hospitals", and related marks and signs, fully executed by UCH and approved by the University;

Loan Agreement: the agreement between Buyer and VHFC to be entered into at Closing pursuant to which VHFC shall lend to Buyer on and after Closing certain indebtedness more particularly described therein for purposes of acquiring the Hospital Businesses and making capital expenditures;

Losses: any and all damages, claims, costs, losses, liabilities, expenses or obligations (including Taxes, interest, penalties, court costs and reasonable attorneys' and accountants' fees and expenses);

Management Agreement: defined in Section 11.4(a);

Material Adverse Effect: a material adverse effect, either individually or in the aggregate, on the business, assets, liabilities, financial condition or results of operations of Seller or the Hospital Businesses taken as a whole, but excluding the effect of (i) matters described in any Schedule, other than any supplemental Schedule delivered pursuant to Section 17.1, (ii) events or circumstances affecting or relating to the future prospects of Seller and the Hospital Businesses, (iii) changes in the economy of the United States in general, and (iv) changes in Legal Requirements or Government Payment Programs generally applicable to owners or operators of general acute care hospitals in Chicago, Illinois. The determination of whether a "Material Adverse Effect" has occurred shall be made in a manner consistent with the holding of the Delaware Chancery Court in IBP, Inc. v. Tyson Foods, Inc., No. 18373, 2001 Del.Ch. LEXIS 81 (Del.Ch. June 18, 2001), regardless of the effect any appeal may have on such holding;

exhibit2_1

APRIL 23, 2002

Materials of Environmental Concern: chemicals, pollutants, contaminants, wastes (including medical waste), toxic substances, petroleum and petroleum products, including hazardous wastes under the Resource, Conservation and Recovery Act, 42 U.S.C. § 6903 *et seq.*, hazardous substances under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 9601 *et seq.*, asbestos, polychlorinated biphenyls and urea formaldehyde, and low-level nuclear materials, special nuclear materials or nuclear-byproduct materials, all within the meaning of the Atomic Energy Act of 1954 as amended, and any rules, regulations or policies promulgated thereunder;

MRI Joint Venture: that certain general partnership among Advocate Northside Health System, Resurrection Health Care (formerly known as Catholic Health Partners Services) and Seller governing the operation of a magnetic resonance imaging business located at 2818 North Sheridan Road, Chicago, Illinois;

Multiemployer Plan: defined in section 3(37) of ERISA or section 4001(a)(3) of ERISA;

Net Working Capital: the difference between (i) those certain current assets identified on **Schedule 2.1(d)** as being "assumed" by Buyer and (ii) those certain current liabilities identified on **Schedule 2.1(d)** as being "assumed" by Buyer (*provided, however,* that the determination of Net Working Capital shall exclude any amounts incurred by Seller in connection with the Power Plant Improvement and the South Addition CON Project), as calculated from relevant entries on the Interim Closing Balance Sheet or the Closing Balance Sheet, as the case may be, but excluding from such calculation any Excluded Assets and Excluded Liabilities;

Neutral: defined in Section 16.4;

Other Plan: any Contract, program or arrangement which provides cash or non-cash benefits or perquisites to current or former employees of Seller or Buyer, as the case may be, but which is not an Employee Benefit Plan;

Party: any party to this Agreement, its successors and assigns;

Party in Interest: a "party in interest" as defined in section 3(14) of ERISA, and a "disqualified person" as defined in the Code;

PBGC: the Pension Benefit Guaranty Corporation;

Permits: defined in Section 3.16;

Permitted Encumbrances: the Permitted Personal Property Encumbrances and the Permitted Real Property Encumbrances;

exhibit2_1

APRIL 23, 2002

Permitted Personal Property Encumbrances: those Encumbrances described in **Schedule 3.11** that are described therein as being Permitted Personal Property Encumbrances;

Permitted Real Property Encumbrances: those Encumbrances described in **Schedule 3.12** that are described therein as being Permitted Real Property Encumbrances;

Person: any individual, company, body corporate, association, partnership, firm, joint venture, trust or trustee;

Post-Closing Adjustments: defined in Section 2.5(c);

Post-Closing Agreement: defined in Section 9.8;

Power Plant Improvement: the proposed relocation and replacement of the Hospital's boilers.

Prepaids: defined in Section 2.1(d);

Prohibited Transaction: defined in section 406 of ERISA and section 4975 of the Code;

Real Property: all real property legally owned or leased by Seller and used in the conduct of the Hospital Businesses, as more particularly described on **Schedule 2.1(a)**, together with all buildings, improvements and fixtures thereon and all appurtenances and rights thereto;

Reportable Event: defined in section 4043 of ERISA;

Responding Party: defined in Section 16.2;

RPA Joint Venture: the joint venture between Ravenswood Physician Associates and Seller.

Schedules: the schedules attached to this Agreement and incorporated herein by reference.

Schwab Joint Venture: that certain rehabilitation program conducted at the Hospital pursuant to the Rehabilitation Program Agreement by and between Schwab Rehabilitation Hospital and Care Network and Seller;

Sections: sections of the Agreement;

Seller: Louis A. Weiss Memorial Hospital, an Illinois not-for profit corporation;

exhibit2_1

APRIL 23, 2002

Seller's Indemnified Persons: Seller, UCH and their respective Affiliates, successors and assigns, and their respective Affiliates, directors, trustees, officers, employees, agents and representatives;

Shareholders' Agreement: defined in Section 11.3(b)(i);

South Addition CON Project: Seller's Health Facilities Planning Act Project No. 00-010, known as the modernization and construction of the three story addition and discontinuance of 4 ICU beds;

Submission Date: defined in Section 16.3;

Tax: any income, unrelated business income, gross receipts, license, payroll, employment, excise, severance, occupation, privilege, premium, net worth, windfall profits, environmental (including taxes under section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, recording, stamp, sales, use, service, service use, transfer, registration, escheat, unclaimed property, value added, alternative or add-on minimum, estimated or other tax, assessment, charge, levy or fee of any kind whatsoever, including payments or services in lieu of Tax, interest or penalties on and additions to all of the foregoing, which are due or alleged to be due to any Governmental Authority, whether disputed or not;

Tax Return: any return, declaration, report, claim for refund, information return or statement, including schedules and attachments thereto and amendments, relating to Taxes;

UC/BSD: the University of Chicago/Biological Sciences Division;

UCH: The University of Chicago Hospitals;

Unbooked Employee Benefits: all unused personal day and vacation accumulations of the Hired Employees (whether in such form or in the form of paid time off) and the estimated employer share of FICA Tax thereon, all to the extent not otherwise included in Net Working Capital;

University: The University of Chicago;

Vanguard: Vanguard Health Systems, Inc., a Delaware corporation;

VHFC: Vanguard Health Financial Company, Inc., a Tennessee corporation;

WARN Act: the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§2101-2109.

exhibit2_1

APRIL 23, 2002

1.2.   Certain References. As used in this Agreement, and unless the context requires otherwise:

(a) References to "include" or "including" mean including without limitation;

(b) References to "partners" include general and limited partners of partnerships and members of limited liability companies;

(c) References to "partnerships" include general and limited partnerships, joint ventures and limited liability companies;

(d) References to any document are references to that document as amended, consolidated, supplemented, novated or replaced by the parties thereto from time to time;

(e) References to any Legal Requirements or law are references to those Legal Requirements or that law as amended, consolidated, supplemented or replaced from time to time and all rules and regulations promulgated thereunder; *provided*, that with respect to any representation and warranty hereunder, references to Legal Requirements or law shall be to those Legal Requirements or that law that is in effect on the date such representation and warranty is made;

(f) References to time are references to Chicago, Illinois time;

(g) References to knowledge, including the qualification of any representation, warranty or other statement in this Agreement by the words "known" or "knowingly" or by the phrase "to the best knowledge" or by any variant thereof means as of the date hereof (i) in the case of Seller, actual knowledge of each of the Persons whose names are set forth on **Schedule 1.2(g)(i)**, after due inquiry by Seller of such Persons, but no further inquiry by such Persons, and (ii) in the case of Buyer, VHFC or Vanguard, actual knowledge of each of the Persons whose names are set forth on **Schedule 1.2(g)(ii)**, after due inquiry by Buyer, VHFC or Vanguard of such Persons, but no further inquiry by such Persons;

(h) The gender of all words includes the masculine, feminine and neuter, and the number of all words includes the singular and plural; and

(i) The Table of Contents, the division of this Agreement into Articles and Sections, and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

2.0   PURCHASE AND SALE OF ASSETS AND RELATED MATTERS

2.1.   Sale of Assets. Subject to the terms and conditions of this Agreement, at Closing Seller shall sell, assign, convey, transfer and deliver to Buyer, or cause to be sold, assigned,

exhibit2_1

APRIL 23, 2002

conveyed, transferred and delivered to Buyer, free and clear of all Encumbrances other than the Permitted Encumbrances, the Assets, including the following:

(a) The Real Property described in **Schedule 2.1(a)**;

(b) All equipment (including medical and computer equipment at the Hospital Businesses), vehicles, furniture and furnishings and other tangible personal properties owned by Seller and used in the conduct of the Hospital Businesses, as listed in **Schedule 2.1(b)**;

(c) All current assets included in Net Working Capital;

(d) The prepaid expenses and deposits of the Hospital Businesses listed on **Schedule 2.1(d)** (the "Prepaids");

(e) All financial, patient, medical staff, personnel and other records of the Hospital Businesses (including equipment records, medical/administrative libraries, medical records, documents, catalogs, books, records, files and operating manuals);

(f) Seller's, or to the extent applicable UCH's, right, title and interest in the Assumed Contracts listed or described on **Schedule 2.1(f)** and the Immaterial Contracts;

(g) All licenses, permits and other approvals (including pending approvals) of Governmental Authorities, to the extent legally assignable, relating to the ownership, development and operation of the Hospital Businesses, as described on **Schedule 2.1(g)**;

(h) Except as described in Section 2.2(o), all goodwill, general intangibles and Intellectual Properties owned by Seller and used in connection with the ownership and operation of the Hospital Businesses, including the name "Louis A. Weiss Memorial Hospital", and the Information Systems, as described in **Schedule 2.1(h)**;

(i) All property, real, personal or mixed, tangible or intangible, of Seller arising or acquired between the Effective Date and the Closing Date;

(j) All tangible property owned by UCH located on the premises of the Hospital;

(k) Seller's interest in the Schwab Joint Venture and the MRI Joint Venture and the HLS Investment;

(l) All insurance proceeds received by Seller or payable to Seller and all deductibles, copayments and self-insurance requirements payable by Seller arising in connection with damage to the Assets occurring prior to the Closing Date, to the extent not expended for the repair or restoration of the Assets;

exhibit2_1

APRIL 23, 2002

(m)Claims of Seller against third parties relating to the Assets, choate or inchoate, known or unknown, contingent or otherwise, but excluding such claims relating to Excluded Assets; and

(n) All proceeds from the sale of property, plant or equipment of Seller or of Seller's interest in the MRI Joint Venture, the Schwab Joint Venture or the HLS Investment from and after February 28, 2002.

2.2. <u>Excluded Assets</u>. Notwithstanding the generality of Section 2.1, the following assets (the "Excluded Assets") are not a part of the sale and purchase contemplated by this Agreement and are excluded from the Assets:

(a) Any records of Seller which by law Seller is required to retain in its possession, which records are described on **Schedule 2.2(a)**;

(b) All cash (including cash received as a result of the collection of the Accounts Receivable in the ordinary course of business), cash equivalents, "current portion of investments, limited as to use"; "Investments, limited as to use," and "estimated amounts due from third party payors", as such terms are used on the Interim Balance Sheet;

(c) Inventory disposed of or exhausted after the Effective Date and prior to the Closing Date in the ordinary course of the Hospital Businesses, and Assets transferred or disposed of in accordance with Section 6.2(e);

(d) all appeals and appeal rights relating to Cost Report settlements as such term is used on the Interim Balance Sheet;

(e) All funds held by trustees pursuant to bond indentures of Seller;

(f) Seller's interest in the RPA Joint Venture and all physician loans and receivables for amounts owed to Seller by physicians;

(g) The name "University of Chicago" and all derivatives thereof, and all other assets owned by the University and UCH other than tangible property located on the premises of the Hospital, and all supplies and inventory, and the equipment described on **Schedule 2.2(g),** located at the Hospital and used by the University or its faculty members solely to conduct their clinical research and clinical trials;

(h) All restricted assets listed on **Schedule 2.2(h)**;

(i) Assets and properties to be contributed to the Foundation or retained by Seller which are listed on **Schedule 2.2(i)**;

(j) All prepaid expenses and deposits which are not conveyed to Buyer under Section 2.1(c) or Section 2.1(d);

-13-

exhibit2_1

APRIL 23, 2002

(k) All claims, rights, interests and proceeds with respect to refunds of Taxes (including property taxes) for periods ending on or prior to the Closing Date and all rights to pursue appeals of the same, unless the claims, rights, interests and proceeds relate to refunds of Taxes included in the computation of Net Working Capital or paid by Seller to Buyer after any prorations for Taxes under Section 2.6;

(l) Any asset that would revert to Seller or an Affiliate of Seller as employer upon the termination of any Employee Benefit Plan, including assets representing a surplus or overfunding of any Employee Benefit Plan;

(m) Any board-designated, restricted or escrowed funds or assets, or funds or assets held in trust for any Employee Benefit Plan maintained by Seller or to which Seller contributed, except to the extent expressly assumed by Buyer in accordance with this Agreement;

(n) All proceeds from insurance policies payable or paid to Seller to the extent such amounts reimburse Seller for amounts expended to repair or replace any Asset ;

(o) Items of Intellectual Property and Information Systems as set forth on **Schedule 2.2(o)**; and

(p) Any other assets listed or described on **Schedule 2.2(p)** as Excluded Assets or excluded by mutual written agreement of the Parties.

2.3.   <u>Assumed Liabilities</u>.   As of the Closing Date, Buyer shall assume the Assumed Liabilities and the Assumed Debt.

2.4.   <u>Excluded Liabilities</u>.   Notwithstanding anything to the contrary set forth herein, under no circumstance shall Buyer assume or be obligated to pay, and none of the Assets shall be or become liable for or subject to any of the Excluded Liabilities, including the following, which shall be and remain liabilities of Seller:

(a) The liabilities accrued on the Closing Balance Sheet relating to line item entries listed on **Schedule 2.4(a)**;

(b) Liabilities or obligations of Seller for Taxes in respect of periods ending on or prior to the Closing Date or resulting from the consummation of the transactions contemplated herein, other than (i) those included in the computation of Net Working Capital and (ii) amounts paid by Seller to Buyer after any prorations for Taxes under Section 2.6;

(c) Liabilities or obligations arising from any Excluded Assets;

(d) Liabilities or obligations arising from any and all indebtedness of Seller for borrowed money other than Assumed Debt;

exhibit2_1

APRIL 23, 2002

(e) Liabilities or obligations arising under any Assumed Contract before the Closing Date or resulting from any breach or default occurring prior to the Closing Date under any Assumed Contracts, liabilities arising out of the assignment to Buyer at Closing of any Assumed Contract, and liabilities arising under any Contracts not assumed by Buyer;

(f) Liabilities or obligations arising out of or in connection with claims, litigation or proceedings described in **Schedule 3.22**, and claims, litigation and proceedings (whether instituted prior to or after Closing) for acts or omissions which allegedly occurred prior to the Closing Date, including litigation and other actions arising from medical staff credentialing decisions at the Hospital Businesses prior to the Closing Date;

(g) Liabilities or obligations under the Hill-Burton Act or other restricted grant or loan programs;

(h) Liabilities or obligations to employees of Seller, Employee Benefit Plans, the Internal Revenue Service, PBGC or any other Governmental Authority, arising from or relating to periods prior to Closing (whether or not triggered by the transactions contemplated by this Agreement and whether or not imposed by Legal Requirements directly on Buyer as the transferee of the Assets), including liabilities or obligations arising under any Employee Benefit Plan or severance pay program or arrangement maintained by Seller prior to Closing, EEOC claim, unfair labor practice, unemployment compensation, and wage and hour practice, and liabilities or obligations arising under the WARN Act, as a result of acts of Seller prior to Closing, except (i) to the extent included in Net Working Capital, (ii) Unbooked Employee Benefits, and (iii) Assumed PTO;

(i) Cost Report settlement payables relating to all Cost Report periods ending on or before the Closing Date;

(j) Except for liabilities to Blue Cross and Blue Shield of Illinois under the "HMOI" and "PPO" plans included in Net Working Capital, liabilities or obligations of Seller in respect of periods ending on or prior to the Closing Date arising under the terms of any third-party payor programs or Government Payment Programs, including any recoupment rights of the Health Care Financing Administration or the Illinois Department of Public Health, and any liability arising pursuant to any third-party payor program or Government Payment Programs as a result of the consummation of the transactions contemplated herein, including recapture of previously reimbursed expenses;

(k) Liabilities or obligations of Seller to The University of Chicago, including the Biological Sciences Division of The University of Chicago, and UCH;

-15-

exhibit2_1

APRIL 23, 2002

(l) Liabilities and obligations to contractors, vendors and other Persons relating to the completion of the South Addition CON Project;

(m) Liabilities or obligations arising under any Contract of the Joint Ventures before the Closing Date or resulting from any breach or default occurring prior to the Closing Date under any Contract of the Joint Ventures, and liabilities or obligations arising out of or in connection with claims, litigation or proceedings (whether instituted prior to or after Closing) for acts or omissions of any of the Joint Ventures which occurred prior to the Closing Date; and

(n) Penalties, fines, settlements, interest, costs and expenses arising out of or incurred as a result of any actual or alleged violation by Seller of any Legal Requirement that occurred prior to the Closing Date, including any claims, litigation or other actions relating to Environmental Laws.

2.5. [Purchase Price; Post-Closing Adjustments](#).

(a) At Closing, Buyer shall assume the Assumed Liabilities and the Assumed Debt and pay Seller a purchase price (the "Purchase Price") determined as follows, subject to the Post-Closing adjustments as described in Section 2.5(c):

	(i)	$41,942,000,
plus	(ii)	the amount, if any, by which Net Working Capital on the Closing Balance Sheet exceeds $10,528,930, or
minus	(iii)	the amount, if any, by which Net Working Capital on the Closing Balance Sheet is less than $10,528,930, and
plus	(iv)	the amount of capital expenditures and professional and engineering fees and expenses incurred by Seller prior to the Closing Date in connection with the Power Plant Improvement, in an amount not to exceed $1,500,000.

Seller shall apply the proceeds from payment of the Purchase Price in the manner set forth in **Schedule 2.5(a)**, which Schedule shall be delivered by Seller to the Parties prior to the Closing Date.

(b) No more than three days prior to the Closing Date, Seller, at its sole cost and expense, shall conduct (and Buyer shall be entitled to monitor at its sole cost and expense) a physical count as of such date of the Inventory that is useable in the ordinary course of the Hospital Businesses (having due regard for the services offered by the Hospital Businesses as of the Effective Date), and shall prepare a schedule indicating the value of such Inventory (determined at cost (on a last-in first-out basis) for each item). Seller shall give Buyer at least five business days' prior written notice of the date that the Inventory is to be counted and shall permit Buyer to monitor the

-16-

exhibit2_1

APRIL 23, 2002

count. The Parties acknowledge that the physical count to be taken pursuant to this Section 2.5(b) will not be conducted until just prior to the Closing Date and, therefore, the results of such physical count will not be available until some time after the Closing Date. Accordingly, the Parties agree that for purposes of the Closing the determination of the Purchase Price shall include the value of the Inventory with respect to the operation of the Hospital Businesses as reflected by the Interim Closing Balance Sheet. For purposes of the Closing Balance Sheet, the Net Working Capital shall reflect the value of the Inventory determined pursuant to the physical count described in this Section.

(c) No more than three business days prior to Closing, Buyer and Seller shall agree on the value as of the Closing Date of the Prepaids to be purchased by Buyer, and Buyer and Seller at Closing shall calculate the Purchase Price from the relevant entries in the Interim Closing Balance Sheet (other than the value of the Prepaids, which shall be determined as set forth above) and estimates of fees, expenses and other items as of the Closing Date. Buyer shall pay to Seller at Closing by wire transfer of immediately available funds to the account(s) designated by Seller in writing an amount equal to the Purchase Price *minus* (i) the Assumed Debt, (ii) the agreed value of the Unbooked Employee Benefits, (iii) $500,000 as the agreed value of the Assumed PTO, and (iv) the value of the other Assumed Liabilities described on **Schedule 2.3(b)**. Within 60 days after the Closing Date, Seller will deliver to Buyer the Closing Balance Sheet, prepared in accordance with generally accepted accounting principles consistently applied, and the Purchase Price and deductions described in the preceding sentence shall be recalculated, after taking into account any prorations under Section 2.6, to reflect the difference between the Net Working Capital on the Interim Closing Balance Sheet and the Net Working Capital on the Closing Balance Sheet (the "Post-Closing Adjustments"), *provided* that such recalculation shall be dollar-for-dollar in the differences between such balance sheets and no consideration in the recalculations shall be given to the fact that under generally accepted accounting principles consistently applied a materiality standard applies to such Financial Statements. If Buyer disputes any entry in the Closing Balance Sheet relevant to the calculation of the Post-Closing Adjustments, and/or disputes the value of the Inventory, and such dispute is not resolved to the mutual satisfaction of Seller and Buyer within 90 days after the Closing Date, Seller and Buyer each shall have the right to require that such dispute be submitted to a certified independent public accounting firm as Seller and Buyer may then mutually agree upon in writing (the "Independent Accountant"), acting as experts and not as arbitrators, to review Seller's books and resolve the computation or verification of the disputed Closing Balance Sheet entries in accordance with the provisions of this Agreement and otherwise where applicable in accordance with generally accepted accounting principles applied on a consistent basis. The Independent Accountant shall make its determination of the Post-Closing Adjustments, if any, within thirty (30) days of its engagement by the Parties. The determination of the Independent

-17-

exhibit2_1

APRIL 23, 2002

Accountant shall be final and binding on the Parties. Seller and Buyer shall equally split the fees and expenses of any such submission to the Independent Accountant.

(d) If the amount of the Purchase Price owed by Buyer to Seller increases or is reduced as a result of the Post-Closing Adjustments, each Party shall make appropriate payment to the other within five business days after determination of the amount or amounts owed by or to such Party. Any payment required by this Section shall be made by wire transfer of immediately available funds to an account or accounts designated by the payee, and the Parties shall execute such receipts or other acknowledgments as are reasonably necessary to evidence such payments.

2.6.   Prorations. At Closing, and to the extent not included in Net Working Capital, Buyer and Seller shall prorate real estate and personal property lease payments, real estate and personal property Taxes and other assessments, and all other income and expenses (including utilities) with respect to the Hospital Businesses which are normally prorated upon a sale of assets of a going concern. There will be no proration of real estate Taxes in respect of which Seller is exempt immediately prior to Closing from the payment of real estate Taxes.

2.7.   Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets as proposed by Buyer and approved by Seller, in accordance with their fair market values consistent with section 1060 of the Code and as set forth on **Schedule 2.7**. Such allocation shall be binding upon the Parties for all applicable federal, state, local and foreign Tax purposes. Seller and Buyer covenant to report gain or loss or cost basis, as the case may be, in a manner consistent with such allocation on all Tax Returns filed by any of them after Closing and not to voluntarily take any inconsistent position therewith in any administrative or judicial proceeding relating to such returns. Seller and Buyer shall exchange mutually acceptable and completed Internal Revenue Service Forms 8594 (including supplemental forms, if required), which they shall use to report the transaction contemplated hereunder to the Internal Revenue Service in accordance with such allocation.

3.0   REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Schedules, Seller makes the following representations and warranties to Buyer on and as of the Effective Date and shall be deemed to make them again at and as of the Closing:

3.1.   Organization. Seller is a not for profit corporation duly organized and validly existing in good standing under the laws of the State of Illinois. Seller is not licensed, qualified or admitted to do business in any jurisdiction other than in the State of Illinois and there is no other jurisdiction in which the ownership, use or leasing of any of Seller's assets or properties, or the conduct or nature of its business, makes such licensing, qualification or admission necessary.

3.2.   Powers; Consents; Absence of Conflicts, Etc. Seller has the requisite power and authority to conduct the Hospital Businesses as now being conducted, to enter into this

-18-

exhibit2_1

APRIL 23, 2002

Agreement and to perform its obligations hereunder. The execution, delivery and performance by Seller of this Agreement and the Closing Documents to which Seller is or becomes a party and the consummation by Seller of the transactions contemplated herein and therein:

(a) are within Seller's corporate powers, are not in contravention of the terms of its articles of incorporation, bylaws and other governing documents, if any, as amended to date, and have been duly authorized by all appropriate corporate and member action;

(b) do not conflict with, result in any breach or contravention of, or permit the acceleration of the maturity of, any liabilities of Seller (other than Excluded Liabilities satisfied as of the Closing Date), and do not create or permit the creation of any Encumbrance on or affecting any of the Assets;

(c) do not violate any Illinois law to which Seller or the Assets may be subject (including any bulk transfer or similar law), other than such violations which would not have a Material Adverse Effect; and

(d) except as set forth on **Schedule 3.2(d)** do not conflict with or result in a breach or violation of any material Contract to which Seller is a party or by which it is bound (other than Excluded Liabilities satisfied as of the Closing Date), other than such violations which would not have a Material Adverse Effect.

3.3.   Binding Agreement. This Agreement and each of the Closing Documents to which Seller is or becomes a party are (or upon execution will be) valid and legally binding obligations of Seller, enforceable against Seller in accordance with the respective terms hereof or thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity.

3.4.   Subsidiaries and Third Party Rights. Except as set forth on **Schedule 3.4**, there are no Contracts with or rights of any Person to acquire, directly or indirectly, any material Assets, or any interest therein, other than Contracts entered into in the ordinary course of the Hospital Businesses. Seller holds no interest in any Person that conducts a healthcare business other than the Joint Ventures and the HLS Investment. The MRI Joint Venture and the HLS Investment are accounted for by Seller as investments and the Schwab Joint Venture is consolidated with the financial results of the Hospital.

3.5.   Legal and Regulatory Compliance. To Seller's knowledge, Seller has timely filed all reports, data and other information required to be filed with Governmental Authorities, where a failure to file timely would have a Material Adverse Effect. Except as set forth on **Schedule 3.5**, Seller has not received written notice from any Governmental Authority of any proceeding or investigation by Governmental Authorities alleging or based upon a violation of any Legal Requirements that has not expired and would otherwise have a Material

exhibit2_1

APRIL 23, 2002

Adverse Effect on the Hospital Businesses. To Seller's knowledge, Seller has not been threatened by any Person with any proceeding or investigation by Governmental Authorities alleging a violation of any Legal Requirements. Seller has delivered to Buyer a complete and genuine copy of (i) any corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or written agreement with such Governmental Authority to establish or maintain a corporate integrity policy or program applicable to any of the Hospital Businesses and (ii) any settlement or other agreement with any other Governmental Authority other than participant agreements with Medicare and Medicaid which imposes any continuing obligations on any of the Hospital Businesses or contains obligations which have not been fully discharged. To Seller's knowledge, Seller has fully and timely complied with all of the terms and conditions thereof and all certifications, audits and reports required to be delivered and all documents required to be retained under agreements with the Office of the Inspector General described in the foregoing sentence that affect the Hospital Businesses have been timely delivered and retained.

3.6. Financial Statements. Attached as **Schedule 3.6** are copies of the Audited Financial Statements and the Interim Financial Statements. Except as set forth on **Schedule 3.6**, the Financial Statements fairly present the financial condition and results of operations of the Hospital Businesses as of the respective dates thereof and for the periods therein referred to, all in accordance with generally accepted accounting principles, subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effect of which will not have a Material Adverse Effect) and the absence of notes (which, if presented, would not differ materially from those included in the Audited Financial Statements); and the Financial Statements reflect the consistent application of such accounting principles throughout the periods involved.

3.7. [Intentionally Deleted].

3.8. Recent Activities. Since February 28, 2002 and except as set forth on **Schedule 3.8**:

(a) No material damage, destruction or loss (whether or not covered by insurance) has occurred affecting the Assets;

(b) Except in the ordinary course of the Hospital Businesses in accordance with existing Hospital personnel policies, Seller has not increased or agreed to increase the compensation payable to any of the employees or (to Seller's knowledge, to) agents of the Hospital Businesses or agreed to make any bonus that has not been paid or severance payment to any of the employees or (to Seller's knowledge, to) agents of the Hospital Businesses, and has not employed any additional management personnel in respect of the Hospital Businesses;

(c) No labor dispute has occurred that has had or would have a Material Adverse Effect;

-20-

exhibit2_1

APRIL 23, 2002

(d) Seller has not sold, assigned, transferred, distributed or otherwise disposed of any of the Assets, except in the ordinary course of the Hospital Businesses, and it has not sold or factored, or agreed to sell or factor, any Accounts Receivable;

(e) No Encumbrance has been imposed on any of the Assets, other than the Permitted Encumbrances;

(f) Seller has not canceled or waived any rights in respect of the Assets, except in the ordinary course of the Hospital Businesses and except for settlements of disputes which have not had and will not have a Material Adverse Effect;

(g) There has been no change in any accounting method, policy or practice of Seller with respect to the Hospital Businesses;

(h) Other than compensation paid in the ordinary course of employment, Seller has not paid any amount to, sold any Assets to, or entered into any Contract with, any officer or director, trustee or governor of Seller;

(i) Seller has not paid or agreed to pay to any Person damages, fines, penalties or other amounts in respect of actual or alleged violation of any Legal Requirement;

(j) Seller has not instituted any new, terminated, amended or otherwise modified any Employee Benefit Plan or Other Plan, except for amendments required to comply with applicable Legal Requirements;

(k) Seller has not entered into or agreed to enter into any transaction outside the ordinary course of the Hospital Businesses that would result in a liability or obligation of Seller in excess of $20,000; and

(l) no event or circumstance has occurred which has had or reasonably could be expected to have a Material Adverse Effect.

3.9. Accounts Receivable; Inventory.

(a) The Accounts Receivable, to the extent uncollected, are valid and existing and represent monies due for goods sold and delivered and services performed in bona fide commercial transactions, are billable and, except as set forth on **Schedule 3.9**, are not subject to any Encumbrances; to Seller's knowledge, there are no refunds, discounts or setoffs payable or assessable with respect to the Accounts Receivable not reflected in the Financial Statements. Since February 28, 2000, no Accounts Receivable that have been written off have been sold by Seller.

(b) All Inventory is carried at cost on a last-in first-out basis. All items of Inventory on hand consist of items of a quality usable or saleable in the ordinary course of business, except for those items which are obsolete, below standard quality or in the

-21-

exhibit2_1

APRIL 23, 2002

process of repair. The quantities of Inventory are at a level consistent with the quantities of Inventory maintained in the ordinary course of the Hospital Businesses.

3.10. Equipment. **Schedule 2.1(b)** includes a depreciation schedule as of the date set forth therein that, to Seller's knowledge, takes into consideration equipment associated with, or constituting any part of, the Assets. To Seller's knowledge and except as described on **Schedule 3.10**, all equipment used in the operations of the Hospital Businesses, whether reflected in the Financial Statements or otherwise, is maintained and in operating condition, except for such non-operative equipment which, individually or in the aggregate, does not have a Material Adverse Effect. Except as set forth on **Schedule 3.10**, all medical equipment has been maintained substantially in accordance with manufacturer requirements, and Seller has made available to Buyer maintenance logs or journals with respect to such medical equipment.

3.11. Title to Personal Property. Seller owns and holds good and valid title or leasehold title to all Assets other than the Real Property, free and clear of any Encumbrances other than the Encumbrances described in **Schedule 3.11**. At Closing Seller will convey to Buyer good and valid title or leasehold title to all Assets other than the Real Property owned by Seller, free and clear of any Encumbrances other than the Permitted Personal Property Encumbrances.

3.12. Real Property.

(a) Seller owns fee simple, beneficial or leasehold title (as the case may be) to the Real Property described in **Schedule 2.1(a)**, together with all buildings, improvements and fixtures attached to Real Property owned by Seller and all appurtenances and rights thereto, free and clear of any Encumbrances other than the Encumbrances described on **Schedule 3.12**.

(b) The Real Property described in **Schedule 2.1(a)** comprises all of the real property owned or leased by Seller that is associated with or employed in the current operation of the Hospital Businesses.

(c) At Closing Seller will convey to Buyer fee simple or leasehold title (as the case may be) to all Real Property, free and clear of any Encumbrances other than the Permitted Real Property Encumbrances.

(d) Seller has not received notice of condemnation or similar proceeding relating to the Real Property or any part thereof.

(e) No part of the Real Property contains or is located within any flood plain, navigable water or other body of water, tideland, wetland, marshland or any other area which is subject to special State, federal or municipal regulation, control or protection.

-22-

exhibit2_1

APRIL 23, 2002

(f) Except as set forth on **Schedule 3.12(f)**, there are no Persons in possession of, or claiming any possession, adverse or not, to or other interest in, any portion of Seller's interest in the Real Property, other than Seller, whether as lessees, tenants at sufferance, trespassers or otherwise.

(g) No commitments have been made to any Tenant for repairs or improvements other than for normal repairs and maintenance in the future or improvements required by the tenant Contract; and no rents due under any of the Contracts with tenants have been assigned or hypothecated to, or encumbered by, any Person.

3.13. Environmental Matters. Notwithstanding any other provision of this Agreement, this Section 3.13 contains the only representations or warranties of Seller with respect to Environmental Laws affecting the Hospital Businesses, and no other statement or representation or warranty of Seller in any other document delivered to or received by or on behalf of Buyer in connection with the transactions contemplated by this Agreement shall be deemed to be a representation or warranty relating to Environmental Laws.

(a) To Seller's knowledge, the Hospital Businesses are in compliance with all Environmental Laws except where the failure to be in compliance would not have a Material Adverse Effect. To Seller's knowledge, the Hospital has all material permits, licenses and approvals which are necessary under Environmental Laws for the operation of the Hospital Businesses as currently conducted, except for such incidental licenses, permits, and other authorizations which would be readily obtainable by any qualified applicant without undue burden in the event of a lapse. All Governmental Permits required under Environmental Laws that are currently owned, held, or possessed by the Hospital are listed in **Schedule 3.13**.

(b) The Hospital Businesses are not currently subject to any pending or, to Seller's knowledge, threatened judicial or administrative investigation, proceeding, order, judgment, decree or settlement alleging or relating to a violation of or liability under any Environmental Law which occurred prior to the Closing Date.

(c) With respect to the Hospital Businesses, the Hospital is not subject to any pending or to Seller's knowledge threatened order from or claim by any Governmental Authorities or third party claimant relating to the release of any Materials of Environmental Concern which occurred prior to the Closing Date in violation of any Environmental Law. Except as set forth in **Schedule 3.13**, the Hospital has not reported an unpermitted release pursuant to any Environmental Laws, and to Seller's knowledge, no unpermitted release of any Materials of Environmental Concern in violation of any Environmental Laws has occurred at or affecting the Real Property or the Hospital Businesses.

(d) The Hospital has not received written notice from Government Authorities or a third party claimant to the effect that it is or may be liable under Environmental Law as a result of the storage, disposal, or arrangement for disposal of Materials of

exhibit2_1

APRIL 23, 2002

Environmental Concern which occurred prior to the Closing Date in violation of Environmental Laws.

(e) Except as set forth on **Schedule 3.13**, there are no underground storage tanks located on the Real Property.

(f) Seller has provided to Buyer a copy of the Asbestos Operations and Maintenance Program dated May, 1997 for Weiss Memorial Hospital located at 4646 North Marine Drive, Chicago, Illinois which has been implemented by Seller.

(g) To Seller's knowledge, no polychlorinated biphenyls are used or stored at the Real Property, except as set forth on **Schedule 3.13**.

3.14.   Intellectual Properties and Information Systems.

(a) Seller has the right to use the Intellectual Properties used by Seller in the conduct of the Hospital Businesses, and no proceedings have been instituted or, to Seller's knowledge, threatened which challenge Seller's right to use the Intellectual Property.

(b) Seller has the right to use the Information Systems, and no proceedings have been instituted or, to Seller's knowledge, threatened which challenge Seller's use of such software, hardware application programs and similar systems.

3.15.   Insurance.   **Schedule 3.15** describes all insurance arrangements, including self-insurance, in place for the benefit of the Assets and the conduct of the Hospital Businesses. With respect to third party insurance, **Schedule 3.15** sets forth the name of each insurer, whether such insurer is an Affiliate of Seller, and the number, coverage, limits, term and premium for each policy of insurance purchased or held by Seller covering the ownership and operation of the Assets and the Hospital Businesses. All of such policies are now and until Closing will remain valid, outstanding, in full force and effect, and enforceable with no premium arrearages. Since June 30, 1999, Seller has not been denied, or reduced or requested a reduction in the scope or amount of, any insurance or indemnity bond coverage with respect to the ownership or operation of the Assets or the Hospital Businesses. Except as set forth on **Schedule 3.15**, no insurance carrier has canceled or reduced, or given notice of its intention to cancel or reduce, any insurance coverage with respect to the Hospital Businesses, and, to Seller's knowledge, there exist no grounds to cancel or avoid any such policies or the coverage provided thereby. True and correct copies of all such policies and any endorsements thereto have been delivered to Buyer.

3.16.   Permits and Licenses.   **Schedule 3.16** contains an accurate list and summary description of all material licenses, permits, franchises and certificates of need (including applications therefor), except for those otherwise identified in **Schedule 3.13**, in effect as of the date hereof, owned or held by Seller relating to the ownership, development or operations of the Hospital Businesses and the Assets (collectively, the "Permits"), all of which, to Seller's knowledge, are in full force and effect. The Hospital is duly licensed as an acute

-24-

exhibit2_1

APRIL 23, 2002

care hospital by the appropriate state agencies, and all ancillary departments operated by Seller or other Hospital Businesses that are required to be separately licensed are duly licensed by the appropriate state agencies and are in compliance in all material respects with such licensing requirements. Seller has provided to Buyer complete and genuine copies of the latest Joint Commission on Accreditation of Health Care Organizations, HCFA/CMS, Illinois Department of Public Health licensure/survey and/or fire marshal reports of the Hospital Businesses and plans of correction or responses thereto. The Hospital has taken or is taking all reasonable steps to correct all material deficiencies noted therein. The Hospital has complied in all material respects with the requirements and conditions of all certificates of need (including applications therefor, non-review letters and implemented and unimplemented certificates of need if not lapsed and unexpired). Each unimplemented certificate of need is (i) designated as such in **Schedule 3.16**, (ii) in full force and effect, and (iii) all related progress and similar reports required to be filed have been filed, except to the extent that the failure to make any such filing would not have a Material Adverse Effect. Except as set forth on **Schedule 3.16**, each implemented certificate of need has been implemented substantially in accordance with its terms. Seller makes no representations regarding the requirements that may be imposed upon Buyer in applying for and obtaining all Permits required to operate the Hospital Businesses.

3.17. Government Payment Programs; Accreditation. The Hospital has current and valid provider Contracts with the Government Payment Programs and/or their fiscal intermediaries or paying agents and, to Seller's knowledge, complies with the conditions of participation therein except to the extent that a failure to so comply would not have a Material Adverse Effect. To Seller's knowledge, the Hospital is entitled to receive and is receiving payment under the Government Payment Programs for services rendered to qualified beneficiaries and is not subject to any withholds or offsets in respect thereof, other than withholds or offsets which individually or in the aggregate do not have a Material Adverse Effect. The Cost Reports were filed when due for all Cost Report periods through June 30, 2001. The Cost Reports have been audited and Notices of Program Reimbursement issued for all Cost Report periods through June 30, 2000. All amounts shown as due from Seller in the Cost Reports were remitted with such reports and all amounts shown in the Notices of Program Reimbursement as due have been paid. Except to the extent liabilities and contractual adjustments of Seller under the Government Payment Programs and Blue Cross and Blue Shield of Illinois have been properly reflected and adequately reserved in the Financial Statements, to Seller's knowledge, Seller has not received or submitted any claim for payment in excess of the amount provided by law or applicable Contract and Seller has not received notice of any dispute or claim by any Governmental Authority, fiscal intermediary or other Person regarding the Government Payment Programs or Blue Cross and Blue Shield of Illinois, or the Hospital's participation therein. The Hospital is duly accredited by the Joint Commission on Accreditation of Healthcare Organizations for the three-year period ending October 13, 2004. Seller has provided to Buyer complete and genuine copies of the most recent accreditation survey reports, deficiency lists, statements of deficiency, plans of correction and similar materials. The Hospital has taken or is taking all reasonable steps to correct all material deficiencies noted therein.

-25-

exhibit2_1

APRIL 23, 2002

3.18.   Agreements and Commitments.   **Schedule 3.18** sets forth certain information regarding all Contracts described below that relate to the Hospital Businesses. Seller has delivered to Buyer complete and genuine copies of written Contracts described below in Seller's possession. Except for Contracts listed on **Schedule 3.18**:

(a) Seller has no Contracts affecting the ownership or use of, title to or interest in any Real Property;

(b) Seller has no Contracts with any physicians or physician groups;

(c) Seller has no Contracts with respect to Intellectual Properties;

(d) There are no Contracts relating to information and data processing systems, hardware and software utilized in connection with the Hospital Businesses;

(e) Seller has no collective bargaining agreements or other Contracts with labor unions or other employee representatives or groups;

(f) There are no Contracts with directors, trustees, partners, officers or other individual employees of Seller relating to the Hospital Businesses;

(g) Seller has no Contracts providing for payments based in any manner on the revenues, purchases or profits of the Hospital Businesses or any part thereof;

(h) Seller has no Contracts for the administration, operation or funding of any Employee Benefit Plan;

(i) Seller has no requirements or exclusive Contracts;

(j) Seller has no Contracts with any health plan, health provider, independent practice association or similar Person providing for capitation or risk-sharing arrangements; and

(k) Seller has no contracts other than the Contracts described in **Schedule 3.18** and the Immaterial Contracts.

3.19.   The Assumed Contracts. Except for Contracts listed on **Schedule 3.19**, with respect to the Assumed Contracts:

(a) The Assumed Contracts constitute lawful valid and legally binding obligations upon the parties thereto and are enforceable in accordance with their terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity;

-26-

exhibit2_1

APRIL 23, 2002

(b) Each Assumed Contract is in full force and effect and constitutes the entire agreement by and between the parties thereto with respect to the subject matter therein described except where such failure would not constitute a Material Adverse Effect;

(c) Seller has not received written notice of any default or breach of any Assumed Contract by any party;

(d) No Assumed Contract contains a non-competition provision against Seller; and

(e) The assignment of any Assumed Contract to and assumption of such Assumed Contract by Buyer will not give a third party the right to terminate such Assumed Contract, or result in any penalty or premium to, or adverse change in the rights, remedies, benefits or obligations of, any party thereunder.

3.20.   Employees and Employee Relations.

(a) **Schedule 3.20** sets forth (i) a complete list (as of the date set forth therein) of names, positions, current annual salaries or wage rates, and bonus and other compensation arrangements of all full-time and part-time non-physician employees of Seller; and (ii) a separate complete list (as of the date set forth therein) of names, positions, current annual salaries or wage rates, and bonus and other compensation arrangements of all full-time and part-time physician employees of Seller (indicating in both lists whether each employee is part-time or full-time, whether such employee is employed under written Contract, and, if such employee is not actively at work, the reason therefor). **Schedule 3.20** also sets forth the name of each employee whose employment was terminated during the 90-day period ending on the Effective Date and the reason for such termination.

(b) There is no pending or to Seller's knowledge threatened employee strike, work stoppage or slowdown, labor dispute or unfair labor practices at the Hospital Businesses and no employees of Seller are represented by, or have made demand for recognition of, a labor union or employee organization, and no other union organizing or collective bargaining activities by or with respect to any employees of Seller are taking place.

(c) Except to the extent included in Net Working Capital, the Unbooked Employee Benefits or the Assumed PTO, to Seller's knowledge, no present or former employee of Seller or the Hospital Businesses has or will have as a result of the consummation of the transactions contemplated by this Agreement any claim against Buyer relating to periods before the Closing Date for (i) overtime pay; (ii) wages, salary, bonuses or amounts due under any Employee Benefit Plan or Other Plan, or (iii) sick pay, severance pay, claim for unlawful discharge, personal day or vacation pay or paid or personal time off.

-27-

exhibit2_1

APRIL 23, 2002

3.21. Employee Benefit Plans.

(a) **Schedule 3.21** lists each Employee Benefit Plan and Other Plan that Seller maintains or has maintained within the last 5 years or to which it contributes (including employee elective deferrals), or has contributed or has been required to contribute within the last 5 years.

(b) With respect to each Employee Benefit Plan (and related trust, insurance contract or fund) maintained by Seller, to Seller's knowledge, there is no material noncompliance liability relating to periods before the Closing Date that will become the liability of Buyer as a result of the consummation of the transactions contemplated by this Agreement.

3.22. Litigation and Proceedings. **Schedule 3.22** contains an accurate list and summary description of all written claims, actions, suits, litigation, arbitration, mediations, investigations and other proceedings pending against or otherwise affecting Seller with respect to the Hospital Businesses or the Assets. Except as described on **Schedule 3.22**, all such litigation, arbitration, mediations and other proceedings are fully insured (except for applicable deductibles and self-insurance) and no insurer has issued a "reservation of rights" letter or otherwise qualified its obligation to insure and defend Seller against losses arising therefrom. Except as set forth on **Schedule 3.22**, to Seller's knowledge, there are no claims, actions, suits, litigation, arbitration, mediations, investigations or other proceedings (including qui tam actions) pending, affecting or to Seller's knowledge threatened against Seller which would have a Material Adverse Effect on the Hospital Businesses or the Assets.

3.23. Taxes.

(a) Except as set forth in **Schedule 3.23**, Seller has filed all Tax Returns required to be filed by or on behalf of it, all such Tax Returns are correct and complete in all material respects, and Seller has duly paid or made provision in the Financial Statements for the payment of all Taxes since December 31, 1998; no claim has been made by a Governmental Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to Tax by that jurisdiction; and there are no Encumbrances on any Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) Except as set forth in **Schedule 3.23**, Seller has withheld proper and accurate amounts from its employees' compensation in full and complete compliance with all withholding and similar provisions of the Code and any and all other applicable Legal Requirements, and has withheld and paid, or caused to be withheld and paid, all Taxes on monies paid by Seller to other Persons for which withholding or payment is required by law.

-28-

exhibit2_1

APRIL 23, 2002

(c) Except as set forth in **Schedule 3.23**, to Seller's knowledge, no Governmental Authority intends to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability of Seller either claimed or raised by any Governmental Authority in writing, or as to which Seller has notice or knowledge based upon personal contact with any agent of such authority; **Schedule 3.23** lists all federal, state, local and foreign income Tax Returns filed with respect to Seller for the last three complete fiscal years of Seller and for the current year-to-date, and indicates those Tax Returns that have been audited and those that currently are the subject of audit or that have not been audited.

(d) Except as set forth in **Schedule 3.23**, there is not currently in effect any waiver of a statute of limitations in respect of Taxes by Seller or any Contract to extend the time with respect to a Tax assessment or deficiency.

(e) Seller is not a party to any Tax allocation or sharing Contract and Seller is not and has not been a member of an Affiliated Group filing a consolidated federal income Tax Return.

(f) Seller is a corporation exempt from federal and state income taxation, and has received a favorable letter of determination from the Internal Revenue Service and the State of Illinois regarding such Tax status.

(g) Seller has not had any liability for the Taxes of any Person (other than Seller under Internal Revenue Service regulation 1.1502-6 or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

3.24.   Medical Staff; Physician Relations. Seller has provided to Buyer complete and genuine copies of the bylaws, policies, rules and regulations of the medical staff and medical executive committees of the Hospital and the other Hospital Businesses. **Schedule 3.24** sets forth (a) the name and age of each member of the medical staff of the Hospital Businesses (active, associate, consulting, courtesy or other); (b) the degree (M.D., D.O., etc), title, specialty and Board Certification, if any, of each Hospital medical staff member, and (c) the number of current medical staff members in respect of whom any committee of the medical staff has recommended adverse action which is not yet final. Except as described on **Schedule 3.24**, there are no pending or to Seller's knowledge threatened disputes with medical staff members or applicants or allied health professionals and all appeal periods in respect of any medical staff member or applicant against whom an adverse action has been taken have expired. Based upon and in reliance upon Seller's review of (i) the "list of Excluded Individuals/Entities" on the website of the United States Health and Human Services Office of Inspector General (http://oig.hhs.gov/fraud/exclusions.html), and (ii) the "List of Parties Excluded From Federal Procurement and Nonprocurement Programs" on the website of the United States General Services Administration (http://www.arnet.gov/epls/), no member of the medical staff has been excluded from participation in any Government Payment Program as of April 15, 2002, or to Seller's knowledge thereafter.

-29-

exhibit2_1

APRIL 23, 2002

3.25. Restricted Assets. Except as set forth on **Schedule 3.25**, to Seller's knowledge, none of the Assets is subject to any liability in respect of funds received by any Person for the purchase, improvement or use of any of the Assets or the conduct of the Hospital Businesses under restricted or conditioned grants or donations, including monies received under the Hill-Burton Act.

3.26. Brokers and Finders. Except as set forth on **Schedule 3.26**, neither Seller nor any Affiliate of Seller, nor any officer, trustee, director, employee or agent thereof, has engaged any finder or broker in connection with the transactions contemplated hereunder.

3.27. Payments. To Seller's knowledge, the Hospital has made no request for a payment from a Government Payment Program in respect of healthcare services furnished by a Person who at such time was excluded from participation in such Government Payment Program.

3.28. Bankruptcy. Seller has no intention of filing in any court pursuant to any statute either of the United States or of any state a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of all or any portion of its property; and to Seller's knowledge, no other Person has filed or threatened to file such a petition against Seller.

3.29. Operation of the Hospital Businesses. The Assets constitute all assets, properties, goodwill and businesses necessary to operate the Hospital Businesses in the manner in which they have been conducted by Seller since June 30, 2001, except (i) as set forth on **Schedule 3.29** and (ii) for assets and properties sold or disposed of since June 30, 2001, resulting in gross proceeds not exceeding $75,000 in the aggregate. **Schedule 3.29** sets forth a list of the 10 largest non-governmental payors of the Hospital Businesses, determined based on revenues from services provided for the fiscal year ended June 30, 2001. To Seller's knowledge, no payor listed on **Schedule 3.29** intends to terminate or materially curtail its business relationship with or materially reduce reimbursement rates to the Hospital.

3.30. Other Facility Locations. **Schedule 3.30** sets forth a list of all other locations within a 7 ½ -mile radius of the Hospital at which Seller owns or leases a facility that conducts any healthcare business, including hospitals, surgery centers, urgent care clinics and laboratories, and a description of the business conducted at each such facility.

3.31. Full Disclosure. The representations and warranties of Seller in this Agreement and the Schedules relating thereto do not and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading.

4.0   **REPRESENTATIONS AND WARRANTIES OF UCH**

Except as disclosed in the Schedules, UCH makes the following representations and warranties to Buyer on and as of the Effective Date and shall be deemed to make them again at and as of the Closing:

-30-

exhibit2_1

APRIL 23, 2002

4.1.   Organization. UCH is a not for profit corporation duly organized and validly existing in good standing under the laws of the State of Illinois.

4.2.   Powers; Consents; Absence of Conflicts, Etc. UCH has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by UCH of this Agreement and the Closing Documents to which UCH is or becomes a party and the consummation by UCH of the transactions contemplated herein and therein are within UCH's corporate powers:

(a) are not in contravention of the terms of its articles of incorporation, bylaws and other governing documents, if any, as amended to date, and have been duly authorized by all appropriate corporate and member action;

(b) do not conflict with or result in any breach or contravention of, any material agreement to which UCH is a party or by which it is bound; and

(c) do not violate any Illinois law to which UCH may be subject except where such violation would not have a Material Adverse Effect.

4.3.   Binding Agreement. This Agreement and each of the Closing Documents to which UCH is or becomes a party are (or upon execution will be) valid and legally binding obligations of UCH, enforceable against UCH in accordance with the respective terms hereof or thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity.

4.4.   Brokers and Finders. Neither UCH nor any Affiliate of UCH, nor any officer, director, employee or agent thereof, has engaged any finder or broker in connection with the transactions contemplated hereunder.

4.5   Other Facility Locations. **Schedule 4.5** sets forth a list of all other locations within a 7 ½ -mile radius of the Hospital at which UCH or any of its Affiliates owns or leases a facility that conducts any healthcare business, including hospitals, surgery centers, urgent care clinics and laboratories, and a description of the business conducted at each such facility.

4.6   Full Disclosure. The representations and warranties of UCH in this Agreement and the Schedules relating thereto do not and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading.

5.0   REPRESENTATIONS AND WARRANTIES OF VANGUARD, VHFC AND BUYER

Each of Vanguard, VHFC and Buyer make the following representations and warranties to Seller and UCH on and as of the Effective Date and shall be deemed to make them again at and as of the Closing Date:

-31-

exhibit2_1

APRIL 23, 2002

5.1. [Organization](). VHFC and Vanguard is a corporation duly organized and validly existing in good standing under the laws of the State of Tennessee. VHFC and Vanguard is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware. Buyer is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware and by Closing will be qualified to do business in the State of Illinois.

5.2. [Corporate Powers; Consents; Absence of Conflicts, Etc](). Each of VHFC, Vanguard and Buyer has the requisite power and authority to conduct its business as now being conducted, to enter into this Agreement, and to perform its obligations hereunder. The execution, delivery and performance by VHFC, Vanguard and Buyer of this Agreement and the Closing Documents to which they are or become a party and the consummation by VHFC, Vanguard and Buyer of the transactions contemplated herein and therein:

(a) are within their respective corporate powers and are not in contravention of the terms of their articles or certificates of incorporation and bylaws, as amended to date, and have been approved by all requisite corporate action;

(b) do not conflict with or result in any breach or contravention of, any material agreement to which VHFC, Vanguard or Buyer is a party or by which either is bound; and

(c) do not violate any Delaware or Illinois law to which VHFC, Vanguard or Buyer may be subject.

5.3. [Binding Agreement](). This Agreement and each of the Closing Documents to which VHFC, Vanguard and Buyer are or become parties are (or upon execution will be) valid and legally binding obligations of VHFC, Vanguard and Buyer, as the case may be, enforceable against each of them in accordance with the respective terms hereof and thereof, except as enforceability against them may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity.

5.4. [Brokers and Finders](). Neither VHFC, Vanguard nor any Affiliate of VHFC (including Buyer), nor any officer, director, employee or agent thereof, has engaged any finder or broker in connection with the transactions contemplated hereunder.

5.5. [Employee Benefit Plans]().

(a) **Schedule 5.5** lists each Employee Benefit Plan and Other Plan that Buyer, any of its Affiliates, or any member of the Controlled Group that includes Buyer maintains or has maintained within the last five years or to which it contributes (including employee elective deferrals), has contributed or ever has been required to contribute within the last five years (the "Buyer Employee Benefit Plans").

-32-

exhibit2_1

APRIL 23, 2002

(b) Each Buyer Employee Benefit Plan (and related trust, insurance contract or fund) complies in form and in operation in all material respects with applicable Legal Requirements, and has been administered and operated in all material respects in accordance with its terms and applicable Legal Requirements. All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, PBGC-1's and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each Buyer Employee Benefit Plan. Buyer has delivered to Seller complete and genuine copies of the plan documents and summary plan descriptions, most recent determination letters received from the Internal Revenue Service, most recent Form 5500 Annual Reports, and all related trust, insurance and funding Contracts which implement each Buyer Employee Benefit Plan. Since January 1, 1998, no Governmental Authority has audited any Buyer Employee Benefit Plan and neither Buyer nor any of its Affiliate members of its Controlled Group has received any notice that such an audit will or may be conducted.

(c) Each Buyer Employee Pension Benefit Plan meets the requirements of a qualified plan under section 401(a) of the Code or a qualified employee pension plan under section 408 of the Code, as applicable, and each qualified plan has received a favorable determination or opinion letter from the Internal Revenue Service reflecting compliance at least through the requirements imposed by the Tax Reform Act of 1986. All contributions (including employer contributions and employee salary reduction contributions) to each Employee Pension Benefit Plan that are required to be paid have been timely paid.

(d) The requirements of Part 6 of Subtitle B to Title I of ERISA and of section 4980B of the Code have been met in all material respects with respect to each Employee Welfare Benefit Plan; all premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Employee Welfare Benefit Plan.

(e) To Vanguard's VHFC's and Buyer's knowledge, there have been no Prohibited Transactions with respect to any Employee Benefit Plan that would subject Buyer, any of its Affiliates, or any member of the Controlled Group that includes Buyer to any material liability; no ERISA Fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Buyer Employee Benefit Plan; no action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Buyer Employee Benefit Plan (other than routine claims for benefits) is pending or to Vanguard's, VHFC's and Buyer's knowledge threatened; and to Vanguard's, VHFC's and Buyer's knowledge there exists no basis for any such action, suit, proceeding, hearing or investigation. No Party in Interest has any interest in any assets of any Employee Benefit Pension Plan other than as a beneficiary by virtue of such Person's participation in such plan.

-33-

exhibit2_1

APRIL 23, 2002

(f) No Buyer Employee Benefit Plan which is an Employee Pension Benefit Plan has been completely or partially terminated or the subject of a Reportable Event and no proceeding by the PBGC to terminate any Employee Pension Benefit Plan has been instituted or to Buyer's knowledge threatened; and Buyer has not incurred, and to Vanguard's, VHFC's and Buyer's knowledge there is no reason to expect that Buyer will incur or be responsible for, any material liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Code with respect to any Employee Pension Benefit Plan.

(g) Neither Buyer, any of its Affiliates, nor any member of its Controlled Group contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or has any liability (including withdrawal liability) under any Multiemployer Plan. Neither Buyer, any of Buyer's Affiliates, nor any member of its Controlled Group maintains or contributes, ever has maintained or contributed, or ever has been required to maintain or contribute to any Employee Welfare Benefit Plan providing medical, health or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with section 4980B of the Code).

(h) No Buyer Employee Benefit Plan is a "Defined Benefit Plan" as defined in section 3(35) of ERISA.

5.6.   Financing. Upon consummation of the transactions contemplated by the Contribution Agreement, Buyer will have at Closing available cash in amounts sufficient to fund its obligations under this Agreement, the Loan Agreement and the other Closing Documents, when and as such payments or loans are required to be made.

5.7.   Compliance with Government Programs. Neither Buyer nor Vanguard nor any of their Affiliates has been barred, excluded or otherwise prohibited from participation in any Governmental Payment Program or has been convicted of a criminal offense relating to any such program and no action or proceeding relating to any such Governmental Payment Program is pending against Buyer, Vanguard or any of their Affiliates.

5.8   Full Disclosure. The representations and warranties of Buyer, VHFC and Vanguard in this Agreement and the Schedules relating thereto do not and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading.

5.9   Due Diligence. Buyer and its Affiliates are engaged in the business of owning and operating hospitals and related healthcare facilities, have substantial experience conducting due diligence associated with the acquisition of such facilities, have had a reasonable opportunity to conduct its due diligence and ask questions of and receive answers from Seller concerning the Hospital Businesses, and all such questions have been answered to the reasonable satisfaction of Buyer, Vanguard and VHFC.

-34-

exhibit2_1

APRIL 23, 2002

6.0   COVENANTS AND AGREEMENTS OF SELLER

6.1.   Operations. From the Effective Date until the Closing Date and except as set forth on **Schedule 6.1** or otherwise expressly provided in this Agreement, or agreed to in writing by Buyer, Seller will:

(a) Carry on the Hospital Businesses in substantially the same manner as it currently conducts the Hospital Businesses;

(b) Maintain the Assets in substantially their current condition, ordinary wear and tear excepted and make the capital expenditures related to the Assets and/or the Hospital Businesses set forth on **Schedule 6.1**;

(c) Take all actions reasonably necessary to deliver to Buyer title to the Assets free and clear of all Encumbrances (except for the Permitted Encumbrances) and to obtain appropriate releases, consents, estoppels, certificates, opinions and other instruments as Buyer may reasonably request; *provided* that Seller shall not be required to make any material expenditure of funds in connection therewith;

(d) Keep in full force and effect present insurance policies or other comparable insurance benefiting the Assets and the conduct of the Hospital Businesses;

(e) Maintain and preserve its business organizations intact (subject to the right of Seller to discharge any employee after reasonable notice to Buyer);

(f) Permit and allow reasonable access by Buyer during normal business hours to discuss with and make offers of post-Closing employment to personnel working at the Hospital Businesses, to advertise for post-Closing employment at the Hospital Businesses, and to establish relationships with physicians, payors and other Persons having business relations with Seller.

6.2.   Negative Covenants. From the Effective Date until the Closing Date and except as set forth on **Schedule 6.2** or otherwise expressly provided in this Agreement or agreed to by Buyer in writing, Seller will not:

(a) Amend or terminate any Assumed Contract, or enter into any Contract; *provided* that Seller may enter into, terminate or amend Immaterial Contracts in the ordinary course of the Hospital Businesses consistent with past practices;

(b) Make an offer for employment with any Person after Closing to any employee of the Hospital Businesses who has received an offer of employment from Buyer;

(c) Increase compensation payable or to become payable to, make a bonus or severance payment to, or otherwise enter into one or more bonus or severance Contracts with, any employee or agent of any of the Hospital Businesses except that bonus payments may be made as required by Contracts entered into prior to the

-35-

exhibit2_1

APRIL 23, 2002

Effective Date and except in the ordinary course of the Hospital Businesses consistent with past practices in accordance with existing personnel policies;

(d) Create, assume or permit to continue to exist without taking reasonable steps to release any new Encumbrance upon any of the Assets other than the interests of lessors under operating leases entered into in the ordinary course of the Hospital Businesses consistent with past practices and other than the Permitted Encumbrances;

(e) Sell, assign, transfer, distribute or otherwise transfer or dispose of any item of property, plant or equipment of Seller having an original cost in excess of $5,000, other than any Excluded Assets, except in the ordinary course of the Hospital Businesses consistent with past practices with comparable replacement thereof;

(f) Create, incur, assume, guarantee or otherwise become liable for any liability, or agree to do any of the foregoing, except (i) indebtedness owed to UCH and (ii) other liabilities in the ordinary course of the Hospital Businesses consistent with past practices;

(g) Cancel, forgive, release, discharge or waive any Accounts Receivable or any similar Asset or right with respect to the Hospital Businesses, or agree to do any of the foregoing, except in the ordinary course of the Hospital Businesses consistent with past practices;

(h) Sell or factor any Accounts Receivables;

(i) Change any accounting method, policy or practice or, other than in the ordinary course of business in accordance with current accounting methods, policies and practices, reduce any reserves in the Financial Statements;

(j) Terminate, amend or otherwise modify any Employee Benefit Plan or Other Plan, except Seller may make amendments (i) required to comply with this Agreement or applicable Legal Requirements, (ii) to take steps to transfer the sponsorship of, or commence the termination of its defined benefit plans or any combination of the foregoing and (iii) to the defined benefit plan, which amendments have been approved by the Board of Governors of Seller prior to the Effective Date and provided to Buyer;

(k) Amend or agree to amend the articles or certificate of incorporation or bylaws of Seller;

(l) Except to comply with the immediate mandates of Governmental Authorities, or in the case of an emergency, incur or pay for any expenditure for the replacement, repair or supplementation of the Hospital's power plant without the prior approval of Buyer.

exhibit2_1

APRIL 23, 2002

6.3.   Buyer Access to and Provision of Additional Information.

(a) From the Effective Date until the Closing Date, Seller (i) will make available to Buyer full and complete access to and the right to inspect the Assets, books and records of Seller relating to the Hospital Businesses during normal business hours; (ii) will use its best efforts to provide to Buyer full and complete access to any of the employees and medical staff members providing services at or for the Hospital Businesses during normal business hours; (iii) will provide upon request to Buyer all material information concerning the Hospital Businesses not otherwise disclosed pursuant to this Agreement; (iv) to the extent legally permissible without waiving any privilege and to the extent in Seller's possession, will furnish to Buyer such additional financial, operating and other data and information regarding the Hospital Businesses as Buyer may from time to time reasonably request, without regard to where such information may be located; and (v) with respect to financial, operating and other data concerning the Hospital Businesses not in Seller's possession, will use reasonable efforts to make such data (including auditors' workpapers) available to Buyer.

(b) Seller will deliver to Buyer complete and genuine copies of:

(i)   within 20 days following the end of each calendar month prior to the Closing Date, the unaudited balance sheet and the related unaudited statements of income and cash flows of the Hospital Businesses for each such month then ended and for the year-to-date then ended, in consolidating and consolidated format, and

(ii)   promptly after prepared, any other financial statements or reports prepared prior to Closing by or for management relating to the Hospital Businesses, together with any notes thereto.

(c) From the Effective Date until the Closing Date, Seller shall cause the officers and employees of the Hospital Businesses to confer on a regular and frequent basis with one or more representatives of Buyer at Buyer's request and to answer Buyer's questions regarding matters relating to the conduct of the Hospital Businesses and the status of transactions contemplated by this Agreement. Seller shall notify Buyer in writing of any material changes in the operations, financial condition or prospects of the Hospital Businesses and of any complaints, investigations, hearings or adjudicatory proceedings (or communications indicating that the same may be contemplated) of any Person and shall keep Buyer reasonably informed of such matters.

6.4.   Alternative Proposals. From the Effective Date until the Closing of the transactions contemplated by, or termination of, this Agreement, each of Seller and UCH agrees (a) that it shall not, and each shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including any investment banker, attorney or

-37-

exhibit2_1

APRIL 23, 2002

accountant retained by either of them) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its board of directors) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity or membership interests of the Hospital (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section; and (c) that it will notify Buyer immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; *provided* that nothing contained in this Section shall prohibit the board of directors, trustees or governors of Seller or UCH from furnishing information to or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide proposal to acquire the Hospital pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of assets, business combination or other similar transaction, if and only to the extent that (A) the relevant board of directors, trustees or governors determines in good faith that such action is required for the board to comply with its fiduciary duties imposed by law; (B) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, Seller or UCH provides written notice to Buyer to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person, and (C) subject to any confidentiality agreement with such Person (which Seller or UCH determined in good faith was required to be executed in order for its board to comply with fiduciary duties imposed by law), Seller or UCH keeps Buyer informed of the status (not the terms) of any discussions or negotiations. Nothing in this Section shall (x) permit Seller or UCH to terminate this Agreement (except as specifically provided in Article 11); (y) permit Seller or UCH to enter into any agreement with respect to an Alternative Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, Seller and UCH shall not enter into any agreement with any Person that provides for or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of Seller or UCH under this Agreement.

6.5.   Insurance Ratings. From the Effective Date until the Closing Date, Seller will take all actions reasonably requested by Buyer to enable Buyer, at Buyer's expense, to succeed to the Workers' Compensation and Unemployment Insurance ratings of Seller and the Hospital Businesses for insurance purposes; *provided* that Seller makes no representation or warranty that Buyer will be successful in such succession. Buyer shall not be obligated to succeed to any such rating, except as it may elect to do so.

exhibit2_1

APRIL 23, 2002

6.6.   Tail Insurance. On or prior to the Closing Date or except as otherwise agreed by Buyer at Closing, Seller will purchase and obtain an extended claims reporting provision without expiration for primary and excess insurance policies in force as of the Effective Date for the full value of their existing limits of liability for activities occurring prior to the Closing Date, which shall reasonably protect the Hospital and each physician employee of the Hospital or for whom the Hospital otherwise has an obligation to provide such insurance consistent with past practice and which are written on a claims made insuring agreement against insured losses. To the extent commercially available at reasonable expense, Seller shall obtain extended claim endorsements which shall name Buyer as an insured thereunder. Buyer shall cooperate with Seller to evaluate alternative arrangements that provide substantially the same liability protections to the Parties as tail insurance, but that are less costly than the purchase by Seller of tail insurance directly. If any insurance described in this Section is provided under a program of self-insurance, Seller may satisfy the above obligations by maintaining self-insurance in amounts that provide substantially the same liability protections to the Parties as would arise under occurrence-based insurance policies purchased by Seller to cover acts and omissions prior to Closing of the Hospital and each physician employee of the Hospital or for whom the Hospital otherwise has an obligation to provide such insurance consistent with past practice, *provided* that Seller may, at its option, engage in a loss portfolio transfer for some or all of such risks with one or more insurers qualified to sell insurance to Seller in the State of Illinois, in which event Seller shall require such insurers to expressly name Buyer as a beneficiary thereof to the extent commercially available at reasonable expense.

6.7.   Consent of Others. Subject to the obligations of Buyer under Section 7.1, as soon as reasonably practicable after the date hereof, and in any event prior to the Closing, Seller shall use its reasonable commercial efforts to obtain the consents required to be obtained by Seller hereunder of all necessary Persons and Governmental Authorities, having jurisdiction over this transaction to the consummation of the transactions contemplated hereunder, including the Permits listed in **Schedule 3.16** that are assignable by Seller and the assignment and continuation of the Assumed Contracts. The foregoing notwithstanding, it shall be the responsibility of Buyer to use its reasonable commercial efforts to obtain any Permits listed in **Schedule 3.16** that are not assignable by Seller, *provided* that Seller shall cooperate with Buyer in obtaining such consents so long as such cooperation is at no material cost to Seller.

6.8.   Seller's Efforts to Close. Seller shall use its reasonable commercial efforts to satisfy all the conditions precedent set forth in Articles 9 and 10 to its or to Buyer's obligations under this Agreement to the extent that Seller's action or inaction can control or influence the satisfaction of such conditions.

6.9.   Employee Terminations. At Closing, Seller shall deliver to Buyer a list as of Closing setting forth the name of each employee of the Hospital Businesses whose employment was terminated during the 90 day period ending on the Closing Date and the reason for such termination.

-39-

exhibit2_1

APRIL 23, 2002

7.0   **COVENANTS AND OBLIGATIONS OF VHFC AND BUYER**. From the Effective Date until the Closing Date and except as otherwise expressly provided in this Agreement, or agreed to in writing by Seller, VHFC and Buyer will:

7.1.   Consent of Others. As soon as reasonably practicable after the date of this Agreement, and in any event prior to the Closing, Buyer shall use reasonable commercial efforts to obtain the Permits, accreditations, consents and approvals required to be obtained by Buyer of all necessary Persons and Governmental Authorities having jurisdiction over this transaction to the consummation of the transactions contemplated hereunder, including the Permits listed in **Schedule 3.16** that are not assignable by Seller. In that regard, Buyer may, in its reasonable determination, conclude that in order to obtain such Permits, accreditations, approvals or assignments, Buyer must enter into a separate agreement or understanding with the Governmental Authority, or payor, or the other party to an Assumed Contract, responsible for issuing or granting a Permit, accreditation, consent or approval. Such agreement may require Buyer to assume certain obligations and liabilities of Seller that are Excluded Liabilities or against which UCH is to indemnify, or for which Seller or UCH is to otherwise reimburse, Buyer. Alternatively, Buyer may be required by Legal Requirement to assume, or be deemed by Legal Requirement to have assumed, such obligations and liabilities of Seller. If Buyer enters into any such agreement or understanding with any such Person or by Legal Requirement assumes such obligations or liabilities of Seller, such agreement, understanding or assumption shall not in any manner whatsoever impair the rights of Buyer's Indemnified Persons to indemnification against UCH, or diminish UCH's indemnity obligations to Buyer's Indemnified Persons, under this Agreement and shall under no circumstances be claimed by UCH as a defense (whether of waiver, estoppel, consent, operation of Law, or otherwise) against Buyer's assertion of any claim under this Agreement against Seller or UCH and the rights and obligations of the Parties to each other under this Agreement shall be determined as if such agreement or understanding with such Governmental Authority or payor, or the other party to an Assumed Contract, did not exist or such assumption was not required by Legal Requirement.

7.2.   VHFC and Buyer's Efforts to Close. Each of VHFC and Buyer shall use its reasonable commercial efforts to satisfy all the conditions precedent set forth in Articles 9 and 10 to its or Seller's obligations under this Agreement to the extent that VHFC and Buyer's action or inaction can control or influence the satisfaction of such conditions.

7.3.   Employee Matters.

(a) Subject to the exclusions set forth in this Section and in reliance upon the representations and warranties of Seller in Sections 3.20 and 3.21, Buyer will provide written offers, or one or more of Buyer's Affiliates will provide written offers, to employ at the Hospital as of the Closing Date all active employees of Seller working at the Hospital immediately prior to Closing on substantially the same terms and conditions (*i.e.*, salaries, wages, job duties, titles, and responsibilities) applicable to such employees on the Effective Date. Buyer will also provide written offers to employ at the Hospital as of the Closing Date all employees of Seller working at the

-40-

exhibit2_1

APRIL 23, 2002

Hospital who are on family or medical leave, short-term disability or other short-term leave immediately prior to Closing on substantially the same terms and conditions (*i.e.*, salaries, wages, job duties, titles and responsibilities) applicable to such employees prior to going on short-term leave. In addition, the Employee Benefit Plans offered to the Hired Employees will be the same in all material respects as those generally provided to employees at other hospitals operated by Buyer's Affiliates. Seller acknowledges that all employment offers will be made subject to the satisfactory completion by Buyer of its customary employee background checks. Employees employed under written Contracts will not be offered employment pursuant to this Section, but shall be employed pursuant to the terms of the Assumed Contracts, if any, relating to such employees. To the extent Buyer conducts a workforce reduction at the Hospital, Buyer and UCH agree to use commercially reasonable efforts to provide terminated employees with information regarding job openings at other facilities owned by Vanguard's Affiliates and UCH and its Affiliates in the Chicagoland area. Any workforce reduction shall be conducted by Buyer in compliance with all applicable Legal Requirements.

(b) Nothing contained in this Section or elsewhere in this Agreement shall be deemed to limit or otherwise affect in any manner the right of Buyer or any Affiliate of Buyer to terminate at will the employment of any Hired Employee (except as otherwise provided in Assumed Contracts with such employees), or limit the right of Buyer or any Affiliate to apply its existing personnel policies and procedures to the Hired Employees. Nothing contained in this Section or elsewhere in this Agreement shall be deemed to limit or otherwise affect in any manner the right of Buyer or any Affiliate of Buyer to make changes after Closing to the terms and conditions of the Employee Benefit Plans offered to the Hired Employees so long as such changes apply to all employees covered by the affected Employee Benefit Plans.

(c) With respect to the Hired Employees and their eligible dependents, Buyer will waive any eligibility waiting periods and the "pre-existing condition" exclusions under Buyer's applicable Employee Welfare Benefit Plan offered to the Hired Employees, subject to any eligibility and pre-existing condition limitations provided by Seller's Employee Welfare Benefit Plan, as the case may be, as of the Closing Date. Buyer shall give all Hired Employees credit for their accumulated and unused vacation and personal days to the extent the same constitute Assumed Liabilities, and up to 80 hours of sick time for full-time employees and up to 32 hours of sick time for part-time employees (whether in such form or in the form of paid time off or extended illness bank plans); such amounts shall not be subject to reduction, offset or any other limitation under Buyer's vacation, holiday, sick pay or paid time-off policies and procedures. Buyer shall give all Hired Employees credit after Closing for their years of service with Seller for the purpose of determining how much vacation, holiday and sick pay, and severance and other employee benefits, the Hired Employees are entitled to under the applicable Employee Welfare Benefit Plan of Buyer and for purposes of determining eligibility to participate, vesting percentages and rates of accrual in the Employee Pension Benefit Plans offered to the Hired

exhibit2_1

Employees subject to any limitations relating to such matters provided by Seller's Employee Welfare Benefit Plan, as the case may be, as of the Closing Date. Buyer will not make any contributions to Seller's pension plans and will not assume or otherwise become liable for (i) Seller's Employee Welfare Plans,(ii) obligations under Seller's severance program or severance Contracts, (iii) with respect to Hired Employees and their beneficiaries who are in a "continuum of care" on the Closing Date, payment of any inpatient hospital or sub-acute care facility charges for such admission, unless they are enrolled in an HMO plan both prior to and after Closing, (iv) transplant costs for Hired Employees or their beneficiaries whose names are on the national list of potential transplant recipients on the Closing Date, (v) long-term disability payments to any former employee of Seller who does not actively work for Buyer after Closing or (vi) other obligations to former or currently retired employees of Seller, including unemployment compensation. A person is in the "continuum of care" on the Closing Date if that person (y) is an inpatient of any hospital on the Closing Date or (z) is an inpatient at a sub-acute care facility (*e.g.*, skilled nursing facility, long term care facility or mental health facility) on the Closing Date. Buyer will make available group health plan continuation coverage required under COBRA to employees of Seller who are eligible for COBRA, *provided* that Seller will reimburse Buyer, with respect to COBRA beneficiaries receiving self insured PPO coverage whose qualifying events occurred prior to the Closing Date, for any excess of PPO claims of such COBRA Beneficiaries paid from Buyer's assets and not reimbursed from stop loss insurance over the COBRA premiums collected from such COBRA Beneficiaries, determined in the aggregate with respect to all such individuals at the end of the COBRA period for all such employees. If Hired Employees who are enrolled in an HMO plan prior to the Closing Date are in a "continuum of care" on the Closing Date and are not enrolled in an HMO plan after the Closing Date, Seller will reimburse Buyer for inpatient hospital charges paid in respect of such employee until they are no longer in the continuum of care.

(d) Buyer will credit each Hired Employee and their eligible dependents under the Employee Welfare Benefit Plans offered to the Hired Employees with any deductibles, copayments or other cost-sharing amounts incurred by the Hired Employee or eligible dependent under Seller's Employee Welfare Benefit Plans, as the case may be, during the period beginning on the first day of the most recent plan year of the applicable Employee Welfare Benefit Plan offered by Buyer to the Hired Employees and ending on the Closing Date.

(e) Between the Effective Date and Closing, Buyer may run newspaper advertisements in the name of any of the Hospital Businesses to recruit employees for and in the name of any of the Hospital Businesses, such employment to commence as of the Closing or any time thereafter; *provided* that should this Agreement terminate prior to Closing for any reason, neither Seller nor UCH shall be liable for any obligation made by Buyer to such prospective employee.

exhibit2_1

APRIL 23, 2002

(f) Buyer will provide tuition reimbursement to the Hired Employees enrolled in a qualified educational program at Closing, in accordance with and subject to the terms and conditions of Seller's tuition reimbursement plan. Upon determination of the aggregate amount reimbursed to those Hired Employees, Seller shall reimburse Buyer for the amount of tuition reimbursement actually paid to the Hired Employees in excess of the amount agreed by the Parties pursuant to Section 2.5; provided, in the event the amount agreed to by the Parties pursuant to Section 2.5 exceeds the amount of tuition reimbursement actually paid by Buyer to Hired Employees, Buyer will promptly pay Seller the amount of such excess.

8.0   ADDITIONAL COVENANTS AND OBLIGATIONS

8.1.   Necessary Filings. From the Effective Date until the Closing Date, each of the Parties shall file, if and to the extent required by law, all reports or other documents required or requested by Governmental Authorities under the HSR Act concerning the transactions contemplated hereby, and comply promptly with any requests by the Governmental Authorities for additional information concerning such transactions, so that the waiting period specified in the HSR Act will expire as soon as reasonably possible after the Effective Date. Each of the Parties shall furnish to the other Parties such information as the other Parties reasonably require to perform their obligations under the HSR Act and shall exchange drafts of the relevant portions of each other's report forms prior to filing.

8.2.   Costs and Expenses.

(a) Except as otherwise expressly set forth in this Agreement, all expenses of the preparation of this Agreement and of the purchase of the Assets set forth herein, including counsel, accounting, brokerage and investment advisor fees and disbursements, shall be borne by the respective Party incurring such expenses, whether or not such transactions are consummated.

(b) Seller shall pay all sales and use Taxes arising out of the transfer of the Assets, State and County real estate transfer Taxes, the cost of Buyer's standard form owner's or leasehold title insurance policies described in Section 10.6, and the cost of removing Encumbrances that are not Permitted Encumbrances. Buyer shall pay the HSR Act filing fee, certificate of exemption filing fees, the City of Chicago real estate transfer Tax, the cost of any title insurance policy endorsements requested by Buyer including but not limited to any extended coverage endorsement, and the costs of land title surveys of the Real Property and environmental, engineering and other professional studies undertaken by Buyer and any fees related to obtaining any new Permits or the assignment or transfer of any existing Permits.

8.3.   Fulfillment of Conditions. Each Party will execute and deliver at Closing each Closing Document that such Party is required by this Agreement to execute and deliver as a condition to Closing, and will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of

-43-

exhibit2_1

APRIL 23, 2002

the Parties contained in this Agreement, to the extent that satisfaction of such condition is within the control of such Party.

8.4.   Release of Encumbrances.   Seller shall cause all Encumbrances other than the Permitted Encumbrances to be released and discharged at or prior to Closing.

8.5.   Certificate of Exemption.   Seller and Buyer shall comply with the requirements for exemptions involving the change of ownership of a health care facility described in 77 Ill. Adm. Code 1130 and VHFC and Vanguard shall provide Seller and Buyer such information and assistance in connection therewith as is required by applicable Legal Requirement or as Seller or Buyer may reasonably request.

9.0   CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder are subject to the satisfaction on or prior to the Closing Date of the following conditions, unless waived in writing by Seller:

9.1.   Accuracy of Representations and Warranties; Covenants.

(a) Each of the representations and warranties of Vanguard, VHFC and Buyer contained in this Agreement shall be true and correct on and as of the Effective Date; each of the representations and warranties of Vanguard, VHFC and Buyer contained in this Agreement that are qualified as to materiality shall be true and correct on and as of the Closing Date; and each of the other representations and warranties of Vanguard, VHFC and Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date.

(b) Each and all of the terms, covenants and agreements to be complied with or performed by Vanguard, VHFC and Buyer on or before the Closing Date shall have been complied with and performed in all material respects.

9.2.   Adverse Action or Proceeding.   No bona fide action or proceeding before any Governmental Authority shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no Governmental Authority shall have taken any other action or made any request of Seller as a result of which Seller reasonably and in good faith deems it inadvisable to proceed with the transactions hereunder; and there shall not be in effect any order restraining, enjoining or otherwise preventing consummation of the sale of the Assets and other transactions contemplated hereunder.

9.3.   Contract Consents and Approvals.   Seller shall have obtained the consents and approvals required for the assignment of the Contracts listed or described on **Schedule 9.3** and all other consents and approvals that the Parties agree are required for the assignment of any Contracts (other than Immaterial Contracts) listed or described on any supplement to **Schedule 3.18** delivered pursuant to Section 17.1.

-44-

exhibit2_1

APRIL 23, 2002

9.4.   Pre-Closing Confirmations. Seller shall have obtained documentation or other evidence reasonably satisfactory to Seller that Seller and Buyer have received or will receive all consents, approvals, authorizations and clearances of Governmental Authorities required to consummate the transactions contemplated hereby, including the approval of the Illinois Health Facilities Planning Board pursuant to 77 Ill. Adm. Code 1130, and that all applicable waiting periods under the HSR Act have expired.

9.5.   Extraordinary Events. Neither Vanguard, VHFC nor Buyer shall (a) be in receivership or dissolution; (b) have made any assignment for the benefit of creditors; (c) have been adjudicated a bankrupt; (d) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against Vanguard, VHFC or Buyer, or (e) have entered into any Contract to do or permit the doing of any of the foregoing on or after the Closing Date.

9.6.   Opinion of Vanguard's, VHFC's and Buyer's Counsel. Seller shall have received an opinion(s) from counsel to Vanguard, VHFC and Buyer (who may be in-house counsel) dated as of the Closing Date and addressed to Seller, in form and substance satisfactory to Seller, to substantially the following effect:

(a) Vanguard is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware with full corporate power to carry on its business as it is now being conducted. Vanguard has full power and authority to execute and deliver this Agreement and each of the Closing Documents to which it is a party and to perform its obligations herein and therein. All corporate proceedings required to be taken by Vanguard to authorize the execution and delivery of this Agreement and each of the Closing Documents to which it is a party and to authorize the performance of its obligations herein and therein, have all been duly and properly taken.

(b) VHFC is a corporation duly incorporated and validly existing in good standing under the laws of the State of Tennessee with full corporate power to carry on its business as it is now being conducted. VHFC has full power and authority to execute and deliver this Agreement and each of the Closing Documents to which it is a party and to perform its obligations herein and therein. All corporate proceedings required to be taken by VHFC to authorize the execution and delivery of this Agreement and each of the Closing Documents to which it is a party and to authorize the performance of its obligations herein and therein, have all been duly and properly taken.

(c) Buyer is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware with full corporate power to carry on its business as it is now being conducted and qualified to do business in Illinois. Buyer has full power and authority to execute and deliver this Agreement and each of the Closing Documents to which it is a party and to perform its obligations herein and

exhibit2_1

APRIL 23, 2002

therein. All corporate proceedings required to be taken by Buyer to authorize the execution and delivery of this Agreement and each of the Closing Documents to which it is a party and to authorize the performance of its obligations herein and therein, have all been duly and properly taken.

(d) The execution, delivery and performance by Vanguard, VHFC and Buyer of this Agreement and each of the Closing Documents to which each of them is a party does not violate any provision of its articles of incorporation, bylaws, or of any indenture or other material Contract to which it is a party and of which counsel has knowledge.

(e) This Agreement and each of the respective Closing Documents to which it is a party constitutes a valid and binding obligation of each of Vanguard, VHFC and Buyer, enforceable against each of them in accordance with its respective terms, subject, as to enforcement of remedies, to (a) applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other laws affecting creditors' rights generally from time to time in effect; (b) limitations on the enforcement of equitable remedies, and (c) such other qualifications as counsel to the Parties may mutually agree upon.

(f) To such counsel's knowledge, the consummation of the transactions described in this Agreement will not result in a violation, breach or default by Vanguard, VHFC or Buyer under any material Delaware and Illinois law.

In rendering such opinion(s), such counsel may rely upon certificates of governmental officials and may place reasonable reliance upon certificates of officers of Vanguard, VHFC and Buyer.

9.7.   Delivery of Closing Documents. Vanguard, VHFC and Buyer shall have delivered at Closing (to the Person or Persons designated therein) the Closing Documents required by, and otherwise have fully complied with, the provisions of Section 11.4 and VHFC shall have performed or complied with all of its obligations under the Contribution Agreement or the Shareholder's Agreement required to be performed or complied with prior to Closing.

9.8   UCH/Seller/University Agreement. On the Closing Date, UCH, Seller and the University shall have performed their respective obligations under the Post-Closing Agreement dated as of the date hereof (the "Post-Closing Agreement") by and between Seller and UCH; and the University, Seller and UCH shall have executed and delivered the Assumption Agreement among the University, Seller and UCH.

10.0   CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer hereunder are subject to the satisfaction on or prior to the Closing Date of the following conditions, unless waived in writing by Buyer:

exhibit2_1

APRIL 23, 2002

10.1.   <u>Representations and Warranties; Covenants</u>.

(a) Each of the representations and warranties of Seller and UCH contained in this Agreement shall be true and correct on and as of the Effective Date; each of the representations and warranties of Seller and UCH contained in this Agreement that are qualified as to materiality, as supplemented pursuant to Section 17.1, shall be true and correct on and as of the Closing Date; each of the other representations and warranties of Seller and UCH contained in this Agreement, as supplemented pursuant to Section 17.1, shall be true and correct in all material respects on and as of the Closing Date.

(b) Each and all of the terms, covenants and agreements to be complied with or performed by Seller on or before the Closing Date shall have been complied with and performed in all material respects.

(c) The circumstances or events disclosed on the supplements to the Schedules delivered by Seller or UCH pursuant to Section 17.1 shall not, individually or in the aggregate, have a Material Adverse Effect which has not been cured on or prior to the Closing Date.

10.2.   <u>Adverse Action or Proceeding</u>. No action or proceeding before any Governmental Authority shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no Governmental Authority shall have taken any other action or made any request of Seller as a result of which Buyer reasonably and in good faith deems it inadvisable to proceed with the transactions hereunder; and there shall not be in effect any order restraining, enjoining or otherwise preventing consummation of the sale of the Assets and other transactions contemplated hereunder.

10.3.   <u>Pre-Closing Confirmations and Contractual Consents</u>. Buyer shall have obtained documentation or other evidence reasonably satisfactory to Buyer that:

(a) Seller and Buyer have received all consents, Permits, approvals, authorizations and clearances of Governmental Authorities required to consummate the transactions herein contemplated, including the approval of the Illinois Health Facilities Planning Board pursuant to 77 Ill. Adm. Code 1130;

(b) Buyer has received confirmation from the Illinois Department of Public Health and other applicable licensure agencies that upon Closing all licenses required by law to operate the Hospital Businesses will be transferred to or issued in the name of Buyer;

(c) The Hospital will be qualified as of Closing to participate in the Government Payment Programs and will be entitled to receive payment under the Government Payment Programs for services rendered to qualified beneficiaries on and after the Closing Date;

exhibit2_1

APRIL 23, 2002

(d) Seller has obtained consents to assignment of all Assumed Contracts (other than Immaterial Contracts) listed on **Schedule 9.3** for which such consents are required;

(e) Buyer has obtained such other consents, approvals and Permits as are legally or contractually required for the consummation of the transactions described herein; and

(f) all applicable waiting periods under the HSR Act have expired.

10.4. <u>Extraordinary Events</u>. Seller shall not (a) be in receivership or dissolution; (b) have made any assignment for the benefit of creditors; (c) have been adjudicated a bankrupt; (d) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against any of them, or (e) have entered into any Contract to do or permit the doing of any of the foregoing on or immediately after the Closing Date.

10.5. <u>No Material Adverse Change</u>. Since February 28, 2002, no event or circumstance shall have occurred which had or reasonably could be expected to have a Material Adverse Effect.

10.6. <u>Title Insurance Policies and Surveys</u>. Buyer shall have received:

(a) Commitments from Chicago Title Insurance Company to issue to Buyer as of the Closing Date one or more 1992 ALTA Extended Coverage, Owner's or Leasehold Title Insurance Policies for the Real Property, in amounts to be determined by Buyer, and with endorsements as Buyer may request;

(b) Commitments from Chicago Title Insurance Company to issue to Buyer's mortgagee as of the Closing Date one or more ALTA extended coverage lender's title insurance policies for the Real Property, in amounts acceptable to the mortgagee, in form satisfactory to the mortgagees and with such endorsements as the mortgagees require; and

(c) ALTA Surveys of the Real Property and improvements thereon, from an engineering firm agreed to by the Parties and certified to Buyer, UCH, the title insurance company, the mortgagee and such other Persons as Buyer may designate.

10.7. <u>Opinion of Seller's and UCH's Counsel</u>. Buyer shall have received an opinion from counsel to Seller and UCH (who may be in-house counsel) dated as of the Closing Date and addressed to Buyer, in form and substance satisfactory to Buyer, to substantially the following effect:

(a) Seller is a not-for-profit corporation duly incorporated and validly existing in good standing under the laws of the State of Illinois with full corporate power to carry on its business as it is now being conducted. Seller has full power and authority to execute and deliver this Agreement and each of the Closing Documents to which it

exhibit2_1

APRIL 23, 2002

is a party and to perform its obligations herein and therein. All corporate proceedings required to be taken by Seller to authorize the execution and delivery of this Agreement and each of the Closing Documents to which it is a party and to authorize the performance of its obligations herein and therein, have all been duly and properly taken.

(b) UCH is a not-for-profit corporation duly incorporated and validly existing in good standing under the laws of the State of Illinois with full corporate power to carry on its business as it is now being conducted. UCH has full power and authority to execute and deliver this Agreement and each of the Closing Documents to which it is a party and to perform its obligations herein and therein. All corporate proceedings required to be taken by UCH to authorize the execution and delivery of this Agreement and each of the Closing Documents to which it is a party and to authorize the performance of its obligations herein and therein, have all been duly and properly taken.

(c) The execution, delivery and performance of this Agreement and each of the Closing Documents to which it is a party does not violate any provision of its articles of incorporation or bylaws, or of any indenture or other Contract to which Seller or UCH is a party and of which such counsel has knowledge.

(d) This Agreement and each of the Closing Documents to which it is a party constitutes a valid and binding obligation of Seller and UCH, enforceable against each of them in accordance with its terms, subject, as to enforcement of remedies, to (a) applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other laws affecting creditors' rights generally from time to time in effect; (b) limitations on the enforcement of equitable remedies and (c) such other qualifications as counsel to the Parties may mutually agree upon.

(e) To such counsel's knowledge, the consummation of the transactions described in the Agreement will not result in a violation, breach or default by Seller under any material Illinois law.

In rendering such opinion, such counsel may rely upon certificates of governmental officials and may place reasonable reliance upon certificates of officers of Seller and UCH.

10.8. Lien Searches and Termination Statements. Seller shall have delivered to Buyer UCC lien, litigation and tax searches showing all Encumbrances on the Assets, accompanied by fully executed UCC termination statements or other releases or reconveyances for all Encumbrances that are not Permitted Encumbrances.

10.9. Hill-Burton Facilities. There shall be no Encumbrance on or affecting any of the Assets or Hospital Businesses relating to or arising out of the Hill-Burton Act.

-49-

exhibit2_1

APRIL 23, 2002

10.10. Delivery of Closing Documents. Seller and UCH shall have delivered at Closing (to the Person or Persons designated therein) the Closing Documents required by, and otherwise have fully complied with, the provisions of Section 11.3 and UCH shall have performed or complied with all of its obligations under the Contribution Agreement or the Shareholder's Agreement required to be performed or complied with prior to Closing.

10.11. IDPH Survey.   By the Closing Date, Seller shall have completed the corrective actions for life safety monitoring required by the Illinois Department of Public Health following its December 7, 2001, survey of the Hospital; the Illinois Department of Public Health shall have conducted a life safety code monitoring survey at the Hospital and issued a report indicating that the Hospital has corrected the deficiencies identified in the December 7, 2001, survey; and the Center for Medicare and Medicaid Services shall have determined that it will not terminate the Hospital's Medicare provider agreement as a result of the deficiencies identified in the December 7, 2001, survey.

10.12. Information Services Agreement.   Buyer and UCH shall have entered into an agreement pursuant to which the information services department of UCH shall provide to Buyer (i) access to the material applications described on **Schedule 10.12** and (ii) support and data processing services related to the material applications described on **Schedule 10.12,** upon terms and conditions described on **Schedule 10.12** and otherwise on terms substantially similar to those currently enjoyed by Seller.

10.13. Closure of South Addition CON Project.   By the Closing Date, Seller shall have completed the South Addition CON Project in accordance with the applicable permits and the Illinois Health Facilities Planning Board shall have issued a letter acknowledging the closure of the South Addition CON Project.

11.0   CLOSING; TERMINATION OF AGREEMENT

11.1.   Closing. Consummation of the sale and purchase of the Hospital Businesses and the other transactions contemplated by and described in this Agreement (the "Closing") shall take place at the offices of Seller at 10:00 a.m. on the tenth business day following satisfaction or waiver of the conditions set forth in Articles 9 and 10, or at such time or place as the Parties may mutually agree. Unless otherwise agreed in writing by the Parties at Closing, the Closing shall be effective for accounting purposes as of 12:01 a.m. on the Closing Date.

11.2.   Pre-Closing. A pre-closing of the transactions contemplated hereunder may, if the Parties so agree, be held at a time and place mutually agreeable to the Parties on one or more business days preceding the Closing Date.

11.3.   Deliverables of Seller and UCH at Closing. At the Closing and unless otherwise waived in writing by Buyer, Seller and UCH shall deliver or cause to be delivered:

-50-

exhibit2_1

APRIL 23, 2002

(a) To Buyer:

    (i)   a Special Warranty Deed, fully executed by Seller with deed stamps affixed thereon, *provided* that Buyer provides funds for the City of Chicago transfer taxes, and in recordable form, conveying to Buyer fee title to the owned Real Property, free and clear of all Encumbrances other than the Permitted Real Property Encumbrances;

    (ii)   bills of sale and assignment, fully executed by Seller, in form and substance reasonably acceptable to Buyer, conveying to Buyer good and valid title to all Assets other than the Real Property, free and clear of all Encumbrances other than the Permitted Personal Property Encumbrances; and

    (iii)   assignments, fully executed by Seller, in form and substance reasonably acceptable to Buyer, conveying to Buyer Seller's interests in the Assumed Contracts, including the Real Property leases.

(b) To VHFC:

    (i)   the Shareholders' Agreement between UCH and VHFC in the form attached as **Exhibit A** (with such changes thereto as are acceptable to the parties thereto, the "Shareholders' Agreement") fully executed by UCH;

    (ii)   the Academic Affiliation Agreement between Buyer and UC/BSD in the form attached as **Exhibit B** (with such changes thereto as are acceptable to the parties thereto, the "Academic Affiliation Agreement") fully executed by UC/BSD;

    (iii)   the Subscription and Contribution Agreement between UCH and VHFC in the form attached as **Exhibit C** (with such changes thereto as are acceptable to the parties thereto, the "Contribution Agreement"), pursuant to which each of UCH and VHFC shall fund Buyer, fully executed by UCH;

    (iv)   original or certified copies or a binder of the tail insurance policies required by Section 6.6, and receipts evidencing payment of the premiums therefor;

    (v)   copies of resolutions duly adopted by the board of governors of Seller and, if required, the members of Seller, authorizing and approving the execution and delivery of this Agreement and the Closing Documents and the consummation of the transactions contemplated hereby, certified as true and in full force and effect as of the Closing Date by the appropriate officers of Seller;

exhibit2_1

APRIL 23, 2002

(vi)   certificates of the duly authorized officer of Seller certifying that each of the representations and warranties of Seller contained in this Agreement, as supplemented in accordance with Section 17.1, that is qualified as to materiality is true and correct on and as of the Closing Date, that each of the other representations and warranties of Seller contained in this Agreement is true and correct in all material respects on and as of the Closing Date, and that each and all of the terms, covenants and agreements to be complied with or performed by Seller on or before the Closing Date have been complied with and performed;

(vii)   certificates of incumbency for the respective officers of Seller executing the Agreement and the Closing Documents, dated as of the Closing Date;

(viii)   certificates of existence and good standing from the state in which Seller is incorporated or organized, each dated the most recent practical date prior to Closing; and

(ix)   copies of resolutions duly adopted by the board of governors of UCH and, if required, the members of UCH, authorizing and approving the execution and delivery of this Agreement and the Closing Documents and the consummation of the transactions contemplated hereby, certified as true and in full force and effect as of the Closing Date by the appropriate officers of UCH;

(x)   certificates of the duly authorized officer of UCH certifying that each of the representations and warranties of UCH contained in this Agreement that is qualified as to materiality is true and correct on and as of the Closing Date, that each of the other representations and warranties of UCH contained in this Agreement is true and correct in all material respects on and as of the Closing Date, and that each and all of the terms, covenants and agreements to be complied with or performed by UCH on or before the Closing Date have been complied with and performed;

(xi)   certificates of incumbency for the respective officers of UCH executing the Agreement and the Closing Documents, dated as of the Closing Date;

(xii)   certificates of existence and good standing from the state in which UCH is incorporated or organized, each dated the most recent practical date prior to Closing; and

(xiii)   such other Closing Documents as VHFC reasonably deems necessary to effect the transactions contemplated hereby.

exhibit2_1

APRIL 23, 2002

(c)   To UCH that certain binding agreement pursuant to which Seller agrees to use the proceeds from the transactions contemplated herein in the manner set forth on **Schedule 2.5(a)**.

(d) To Seller:

> (i)   a bill of sale conveying to Seller all of the tangible personal property owned by UCH and located on the premises of the Hospital; and

> (ii)   an executed Post-Closing Agreement and any other documents to be executed by UCH on or prior to the Closing, as referred to in the Post-Closing Agreement.

11.4.   [Vanguard's, VHFC's and Buyer's Deliverables at Closing](). At the Closing and unless otherwise waived in writing by Seller and UCH, Vanguard, VHFC and Buyer shall deliver or cause to be delivered:

(a) In the case of VHFC, to Buyer the Management Agreement between Vanguard Health Management, Inc., an Affiliate of VHFC, and Buyer in the form attached as **Exhibit D** (with such changes thereto as are acceptable to the parties thereto and UCH, the "Management Agreement"), pursuant to which Vanguard Health Management, Inc. will manage the day-to-day operations of Buyer.

(b) In the case of Buyer, to Seller and to UCH:

> (i)   an assumption agreement, fully executed by Buyer, in form and substance acceptable to Seller, pursuant to which Buyer shall assume the future payment and performance of the Assumed Liabilities and the Assumed Debt;

> (ii)   the Shareholders' Agreement, fully executed by VHFC;

> (iii)   the Academic Affiliation Agreement, fully executed by Buyer;

> (iv)   the Contribution Agreement, fully executed by VHFC;

> (v)   copies of resolutions duly adopted by the boards of directors of Vanguard, VHFC and Buyer authorizing and approving the execution and delivery of this Agreement and the Closing Documents and the consummation of the transactions contemplated hereby, certified as true and in full force and effect as of the Closing Date by appropriate officers of Vanguard, VHFC and Buyer;

> (vi)   certificates of the duly authorized President or a Vice President of Vanguard, VHFC and Buyer certifying that each of the representations and warranties of Vanguard, VHFC and Buyer contained in this Agreement that is

-53-

exhibit2_1

APRIL 23, 2002

qualified as to materiality is true and correct on and as of the Closing Date, that each of the other representations and warranties of Vanguard, VHFC and Buyer contained in this Agreement is true and correct in all material respects on and as of the Closing Date, and that each and all of the terms, covenants and agreements to be complied with or performed by Vanguard, VHFC and Buyer on or before the Closing Date have been complied with and performed;

(vii)   certificates of incumbency for the officers of Vanguard, VHFC and Buyer executing this Agreement and the Closing Documents, dated as of the Closing Date;

(viii)   certificates of existence and good standing of Vanguard, VHFC and Buyer from the states in which they are incorporated or organized, as the case may be, dated the most recent practical date prior to Closing; and

(ix)   such other Closing Documents as Seller or UCH reasonably deems necessary to effect the transactions contemplated hereby.

11.5.   [Termination Prior to Closing]().

(a) Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, upon notice by the terminating Party to the other Parties:

(i)   at any time before the Closing, by mutual consent of Buyer and Seller;

(ii)   by Buyer in accordance with Section 11.6;

(iii)   at any time before the Closing, by VHFC or Buyer on the one hand, or Seller on the other hand, in the event of material breach of this Agreement by the non-terminating Party;

(iv)   if the satisfaction of any condition to such Party's obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts and the failure of such condition to be satisfied is not caused by a breach by the terminating Party;

(v)   at any time after July 1, 2002, by Seller if the transactions contemplated by this Agreement have not been consummated on or before such date and such failure to consummate is not caused by a breach of this Agreement by Seller or UCH;

(vi)   at any time after July 1, 2002, by Buyer if the transactions contemplated by this Agreement have not been consummated on or before such date and such failure to consummate is not caused by a breach of this Agreement by VHFC or Buyer; or

-54-

exhibit2_1

APRIL 23, 2002

(vii)   by Buyer if, since February 28, 2002, any event, occurrence or development of a state of circumstances or facts has occurred which has had or reasonably could be expected to have a Material Adverse Effect;

(viii)   by Seller if, as a result of an Alternative Proposal received by Seller from a Person other than Buyer or any of its Affiliates, the board of governors of Seller determines in good faith that its fiduciary obligations under applicable law require that such Alternative Proposal be accepted; *provided* that (i) the board of governors of Seller shall have determined in good faith on the basis of oral or written advice of outside counsel that such action is required by its fiduciary obligations under applicable law after considering applicable provisions of state law and after giving effect to all concessions, if any, which have been offered by Buyer pursuant to clause (ii) of this paragraph, and (ii) prior to any such termination, Seller shall, and shall cause its financial and legal advisors to, negotiate with Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Buyer to proceed with the transactions contemplated hereby;

(b) No termination shall be effective pursuant to Section 11.5(a)(viii) unless concurrently with such termination, the termination fee is paid in full by Seller in accordance with the provisions of Section 11.7.

11.6.   Termination for Casualty. If prior to the Closing Date any part of one or more of the Hospital Businesses is destroyed or damaged by fire, theft, vandalism or other cause or casualty and, as a result thereof, either (i) more than $1,000,000 of Assets is rendered prior to the Closing Date unsuitable for its primary intended use or (ii) the Hospital is unable to provide all Core Services, Buyer may terminate this Agreement in its entirety without penalty. Otherwise, the Parties shall consummate the transaction notwithstanding such destruction or damage, in which event Seller shall pay, transfer and assign to Buyer at Closing the proceeds (or the right to receive the proceeds) of, plus any deductibles or copayments required under, the applicable insurance policy.

11.7.   Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 11.5(a), other than pursuant to Sections 11.5(a)(iii) or (viii), neither Party shall have any claim against the other. If Seller terminates this Agreement pursuant to Section 11.5(a)(viii), Seller shall pay to VHFC in cash a termination fee of $2,000,000. The Parties acknowledge and agree that the agreements contained in this Section are an integral part of the transaction contemplated by the Agreement and constitute liquidated damages and not a penalty. If one Party fails to promptly pay to the other any fee due under this Section 11.7, the defaulting Party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest as provided in Section 17.16 from the date such fee was required to be paid.

-55-

exhibit2_1

APRIL 23, 2002

(b) Upon termination of this Agreement, Buyer's right of access shall terminate, each Party shall promptly return every document furnished it by the other Party (or any Affiliate of such other Party) in connection with the transactions contemplated hereby, whether obtained before or after execution of this Agreement, and all copies thereof, and will destroy all copies of any analyses, studies, compilations or other documents prepared by it or its representatives to the extent they contain any information with respect to the business of the other Parties hereto or their Affiliates, and will cause its representatives to whom such documents were furnished to comply with the foregoing.

This Section 11.7 shall survive any termination of this Agreement.

12.0 POST -CLOSING COVENANTS OF SELLER

12.1.   Termination of Hired Employees. As of the Closing Date, all Hired Employees shall cease to be employed by Seller and cease to accumulate additional benefit accruals in any Employee Pension Benefit Plan of Seller.   As soon as practicable after Closing (but in any event prior to December 31 of the year in which the Closing occurs), Seller shall provide Buyer with all necessary payroll records for the calendar year in which the Closing occurs so that Buyer may furnish a Form W-2 to all Hired Employees disclosing all wages and other compensation paid to them (and amounts withheld therefrom) by Seller and Buyer in the calendar year.

12.2.   Noncompetition.

(a) For a period of five years from and after the Closing Date, neither Seller nor UCH shall, directly or indirectly (including by affiliation or "virtual merger" with another Person), and UCH shall use its best efforts to cause the Foundation and the University and its Affiliates not to, in any capacity:

(i)   own, lease, manage, operate, control, participate in the management or control of, be employed by, or maintain or continue any interest whatsoever in any hospital, outpatient surgery center, diagnostic imaging facility, or similar facility, within a 7 ½ -mile radius of the Hospital; or

(ii)   employ or solicit the employment of any Hired Employee unless (X) such employee resigns voluntarily (without any solicitation from Seller, the Foundation, UCH or any of their Affiliates), (Y) Buyer consents in writing to such employment or solicitation, or (Z) such employee is terminated by Buyer after the Closing Date; or

(iii)   Take any affirmative act with the sole intent of causing any Person (including any physician employee or medical staff member) to terminate any Contract for the provision or arrangement of health care services from the Hospital.

exhibit2_1

APRIL 23, 2002

(b) Notwithstanding the foregoing:

(i)   the Foundation shall be permitted at any time and from time to time to make grants to not-for-profit health care providers;

(ii)   UCH may continue to hold its equity interest in Buyer, which the parties acknowledge is not an Affiliate of UCH subject to the limitations of this Section, and to the extent permitted by the Shareholders' Agreement, may engage in any healthcare business that is first offered to Buyer and in which Buyer does not elect to engage;

(iii)   UCH and its Affiliates (other than Seller) may continue to own and operate the hospitals and other healthcare businesses owned and operated by such Persons at the locations specified in **Schedule 4.5** and in substantially the same manner and locations that they are owned and operated as of the Effective Date;

(iv)   UCH may advertise generally for employment opportunities and issue other notices of employment opportunities to the public at large and employ Hired Employees who accept offers of employment pursuant to such general advertisements and public notices; and

(v)   UCH may continue to participate in managed care and similar employee and insurance health plans serving healthcare consumers in the primary and secondary market areas of the Hospital.

(c)   Seller and UCH acknowledge that any remedy at law for any breach of this Section would be inadequate and consent to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that a breach or threatened breach of this Section may be effectively enjoined.

12.3.   Change of Names. From and after Closing, Seller shall not use the name "Weiss", or any variation of the foregoing in the conduct of its business, except (i) as may be necessary to change its corporate name and to wind up its corporate affairs; and (ii) the Foundation shall be entitled to use the name "Louis A. Weiss" or some derivation thereof.

12.4.   Seller's Cost Reports. Seller or UCH will prepare and timely file or cause to be prepared and timely filed all Cost Reports required to be filed after Closing for periods ending on or prior to the Closing Date, including any terminating Cost Report required as a result of the consummation of the transactions described herein. If a terminating Cost Report is required to be filed by Seller, the Purchase Price shall be allocated for such purposes consistent with the allocation for Tax purposes described in Section 2.7. Buyer will forward to UCH any and all correspondence, remittances and demands relating to Seller's Cost Reports within five business days after receipt by Buyer. Seller shall retain all rights to

-57-

exhibit2_1

APRIL 23, 2002

Seller's Cost Reports, including any payables resulting from or reserves relating to the Cost Reports and the right to appeal any Medicare determinations relating to the Cost Reports.

12.5. Further Assurances. At any time and from time to time at and after the Closing, upon request of VHFC or Buyer, Seller or UCH shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances, powers of attorney, confirmations and assurances as VHFC or Buyer may reasonably request to more effectively convey, assign and transfer to and vest in Buyer full legal right, title and interest in and actual possession of the Assets and the Hospital Businesses, and to generally carry out the purposes and intent of this Agreement. Seller or UCH also shall furnish Buyer with such information and documents in its possession or under its control, or which Seller can execute or cause to be executed, as will enable Buyer to prosecute any and all petitions, applications, claims and demands relating to or constituting a part of the Assets and Hospital Businesses.

13.0 POST-CLOSING COVENANTS OF BUYER. Buyer agrees as follows:

13.1. Hospital Advisory Board. As soon as practicable following the Closing, Buyer will appoint and maintain an advisory board for the Hospital composed of the Hospital's Chief Executive Officer and equal numbers of physicians on the Hospital's medical staff and community representatives (the "Advisory Board"), in accordance with Buyer's model Bylaws attached hereto as **Exhibit E**. Subject to applicable Legal Requirements, the Advisory Board will advise the Hospital on medical staff credentialing, quality assurance and, in accordance with Buyer's model Bylaws. In its advisory capacity, the Advisory Board shall also review and advise Buyer on management's recommended capital budgets for the Hospital. The Advisory Board will be comprised of between five and 15 members appointed for terms of three years on a staggered basis to provide continuity. The composition of the initial Advisory Board shall be agreed upon by Buyer, Seller and UCH on or prior to the Closing Date.

13.2. Indigent and Low Income Care. Buyer acknowledges that the Hospital has historically provided significant levels of care for indigent and low-income patients and has also provided care through a variety of community-based health programs. Subject to changes in Legal Requirements or governmental guidelines or policies (such as implementation of universal healthcare coverage), Buyer will maintain and adhere to the Hospital's current policy on charity care, a copy of which is at attached as **Exhibit F**, and continue to provide care to indigent and low-income patients at levels similar to those historically provided by the Hospital. Buyer will also continue to provide care through community-based health programs, including cooperation with local organizations that sponsor healthcare initiatives to address identified community needs and improving the health status of the elderly, poor and at-risk populations in the community, at levels similar to those historically provided by the Hospital. Buyer assure access to high-quality healthcare services to all Persons seeking medical care, regardless of their ability to pay.

exhibit2_1

APRIL 23, 2002

13.3.   [Commitment to Maintain Core Hospital Services](#). For five years from the Closing Date and for as long thereafter as UCH maintains its 19.9% equity interest in Buyer, Buyer shall maintain the Hospital as a general acute care hospital licensed in the State of Illinois and accredited by the Joint Commission on Accreditation of Healthcare Organizations and shall provide, at a minimum medical, surgical, critical care and basic emergency services (the "Core Services"); *provided* that Buyer shall not be required to continue to provide a Core Service on or after the second anniversary of the Closing Date if (i) the Affiliation Agreement expires or is terminated other than as a result of a willful breach by Buyer of any of its material obligations in the Academic Affiliation Agreement, (ii) Buyer determines that the continued provision of such Core Service has had and will continue to have a material adverse effect on the financial condition or results of operations of Buyer, or (iii) qualified physicians on the Hospital's medical staff are not available to support such Core Service after reasonable efforts have been made to recruit physicians to provide such services.

13.4.   [Capital Commitments](#). For as long as Buyer is required to maintain the Core Services under Section 13.3, Buyer shall use available cash from operations to fund capital expenditures sufficient to maintain such Core Services and to replace or complete the replacement of the Hospital's power plant, *provided, however* that, in the event that cash flow is not sufficient to maintain such Core Services and/or to replace or complete the replacement of the Hospital's power plant, Buyer shall draw on the revolving line of credit available pursuant to the Loan Agreement subject to the terms of the Loan Agreement.

13.5.   [Grandfathering of Medical Staff](#). At Closing, Buyer shall grant medical staff membership to all members of the Hospital medical staff, whether active, honorary, temporary or otherwise, in good standing on the medical staff of the Hospital as of the Closing Date. The foregoing will not limit the ability of Buyer's board of directors or operating board, the Hospital's Advisory Board, or the Hospital's medical executive committee to grant, withhold or suspend medical staff appointment or clinical privileges in accordance with the terms and provisions of the medical staff bylaws. Within 12 months after the Closing Date, Buyer shall complete a recredentialing process with respect to all members of the Hospital medical staff and make its own independent decision to grant, withhold or suspend medical staff appointment or clinical privileges of each such member of the medical staff.

13.6.   [Maintenance of Plaques and Portraits](#). Buyer shall maintain in substantially the same manner as they are currently displayed all memorial plaques, memorial portraits, clinical names and the name "Louis A. Weiss Memorial Hospital" for as long as Buyer owns and operates the Hospital.

13.7.   [Post-Closing Assistance to Seller](#). Notwithstanding any of the other provisions of this Agreement, at all times after Closing upon reasonable notice and during normal business hours, Buyer will make its records available to Seller and cooperate with and assist Seller with the following:

exhibit2_1

APRIL 23, 2002

(a) The preparation and filing by Seller of Seller's Cost Reports as required by Section 12.4 hereof;

(b) The preparation and filing by Seller of W-2s not filed by Buyer pursuant to Section 12.1 hereof and other Tax Returns of Seller; and

(c) Defending any audits or prosecuting any appeals with regard to Seller's Cost Reports.

For twelve months after the Closing Date, Buyer will comply with the provisions of this Section 13.7 at no cost to Seller other than out-of-pocket expenses. From and after such first anniversary of the Closing Date, UCH shall reimburse Buyer for its actual reasonable costs of complying with this Section 13.7. Buyer shall provide such information, cooperation and assistance without warranty of any kind to Seller, including a warranty about the reliability of the contents of such information. Furthermore, for a period of one year from and after the Closing, Buyer shall make suitable office space at the Hospital available to the Foundation and Seller at no cost to the Foundation or Seller.

14.0   OTHER POST-CLOSING AGREEMENTS

14.1.   Post-Closing Maintenance of and Access to Information.

(a) The Parties acknowledge that after Closing each Party may need access to information and documents (regardless of medium), in the control or possession of another Party for the purposes of concluding the transactions herein contemplated, preparing Tax Returns or conducting Tax audits, obtaining insurance, complying with the Government Payment Programs and other Legal Requirements, and prosecuting or defending third party claims. Accordingly, each Party shall keep, preserve and maintain in the ordinary course of business, and as required by Legal Requirements and relevant insurance carriers, all books, records (including patient medical records), documents, databases and other information (regardless of medium) in the possession or control of such Party and relevant to the foregoing purposes at least until the expiration of any applicable statute of limitations or extensions thereof. Thereafter, each Party shall provide notice to and offer to the other Parties reasonable access to such documents prior to the destruction thereof.

(b) Each Party shall cooperate fully with, and make available for inspection and copying by, the other Party, its employees, agents, counsel and accountants and/or Governmental Authorities, upon written request and at the expense of the requesting Party, such books, records documents and other information to the extent reasonably necessary to facilitate the foregoing purposes. In addition, each Party shall cooperate with, and shall permit and use its best efforts to cause its former and present directors, officers and employees to cooperate with, the other Party on and after Closing in furnishing information, evidence, testimony and other assistance in

exhibit2_1

connection with any action, proceeding, arrangement or dispute of any nature with respect to the subject matters of this Agreement.

(c) Buyer agrees to promptly forward to Seller all bills, notices, correspondence, claims or actions relating to any Excluded Asset or Excluded Liability.

(d) Upon Buyer's receipt of appropriate consents and authorizations, Seller or UCH shall be entitled to remove from the Hospital Businesses, at Seller's or UCH's sole risk and expense, any patient or other records that relate to events or periods prior to Closing for purposes of pending claims or litigation involving matters to which such records refer, as certified in writing prior to removal by counsel retained by Seller in connection with such litigation. Any records so removed from the Hospital shall be promptly returned to Buyer following their use by Seller.

(e) The exercise by any Party of any right of access granted herein shall not materially interfere with the business operations of the other Party.

14.2.   Transition Services and Patients. If Buyer receives any Cost Report settlement amounts from the Government Payment Programs or Blue Cross and Blue Shield of Illinois under its indemnity plan for discharges occurring prior to the Closing Date, Buyer shall promptly tender same to Seller. If Seller receives any Cost Report settlement amounts from the Government Payment Programs or Blue Cross and Blue Shield of Illinois under its indemnity plan for discharges occurring on or after the Closing Date, Seller shall promptly tender same to Buyer. Each Party shall be entitled to receive from the Government Payment Programs and Blue Cross and Blue Shield of Illinois Cost Report settlements (including capital costs, indirect medical education and disproportionate share) for those patients discharged by a Party at the time such Party owned the Hospital based upon the Cost Report filed by such Party.

14.3.   Foundation. Foundation will be formed as a grant making foundation for health care initiatives serving the market area served by the Hospital.

15.0   INDEMNIFICATION

15.1.   Indemnification by UCH. Subject to and to the extent provided in this Article, from and after the Closing, UCH shall indemnify, defend and hold harmless Buyer's Indemnified Persons, and each of them, from and against any Losses incurred or suffered by Buyer's Indemnified Persons, directly or indirectly, as a result of or arising from:

(a) Any false or incorrect representation or warranty made by Seller or UCH;

(b) The nonfulfillment of any covenant, agreement or other obligation of Seller or UCH set forth in this Agreement or in any other agreement or instrument delivered by Seller or UCH pursuant to this Agreement;

(c) The Excluded Liabilities; and

-61-

exhibit2_1

APRIL 23, 2002

(d) Any actual damages (including attorneys' fees) resulting from claims by any creditor of Seller relating to a claim in existence as of the Closing Date that the transfer of any of the Assets constitutes a fraudulent conveyance or transfer, or is avoidable under applicable state or federal insolvency, bankruptcy, bulk sales, fraudulent conveyance or creditors' rights laws.

15.2. UCH's Limitations.

(a) In no event shall UCH's indemnification obligations under Section 15.1(a) exceed the total amount of the Purchase Price as calculated in Section 2.5.

(b) The liability of UCH with respect to any claim for indemnification by any Indemnified Party pursuant to Section 15.2 shall be offset dollar-for-dollar by (i) any insurance proceeds received by VHFC or Buyer after the Closing Date in respect of the Losses involved, and (ii) any other recovery made by VHFC or Buyer from any third-party on account of the Losses involved.

(c) UCH shall have no liability under Section 15.1(a) if, at or before the Closing Date, Vanguard, VHFC or Buyer had actual knowledge of a false or incorrect representation or warranty of Seller or UCH (other than as a result of disclosure by Seller or UCH) and did not inform one of the Persons listed on **Schedule 1.2(g)(i)** of such knowledge.

(d) Buyer acknowledges and agrees that Seller shall have no liability to Buyer for any indemnification claim by any Buyer Indemnified Persons under this Agreement and Buyer's Indemnified Persons' sole recourse for any indemnification under Section 15.1 shall be a claim against UCH.

15.3. Indemnification by Vanguard, VHFC and Buyer. Subject to and to the extent provided in this Article, from and after the Closing Date, Vanguard, VHFC and Buyer shall each indemnify, defend and hold harmless Seller's Indemnified Persons, and each of them, from and against any Losses incurred or suffered by Seller's Indemnified Persons, directly or indirectly, as a result of or arising from:

(a) Any false or incorrect representation or warranty made by Vanguard, VHFC or Buyer;

(b) The nonfulfillment of any covenant, agreement or other obligation of Vanguard, VHFC or Buyer set forth in this Agreement or in any other agreement or instrument delivered by Vanguard, VHFC or Buyer pursuant to this Agreement;

(c) The Assumed Liabilities; and

exhibit2_1

APRIL 23, 2002

(d) Any liability of Seller under the WARN Act or unemployment compensation arising from Buyer's termination after Closing of any Hired Employee or arising from Buyer's failure to offer employment to any employee of the Hospital Businesses as of the Closing Date.

15.4. <u>Vanguard's, VHFC's and Buyer's Limitations</u>.

(a) In no event shall Vanguard, VHFC's or Buyer's indemnification obligations under Section 15.3(a) exceed the total amount of the Purchase Price as calculated in Section 2.5.

(b) The liability of Buyer with respect to any claim for indemnification by any Indemnified Party pursuant to Section 15.4 shall be offset dollar-for-dollar by (i) any insurance proceeds received by Seller or UCH after the Closing Date in respect of the Losses involved, and (ii) any other recovery made by Seller or UCH from any third-party on account of the Losses involved.

(c) Vanguard, VHFC and Buyer shall have no liability under Section 15.3(a) if, at or before the Closing Date, Seller or UCH had actual knowledge of a false or incorrect representation or warranty of Vanguard, VHFC or Buyer (other than as a result of disclosure by Vanguard, VHFC or Buyer) and did not inform one of the Persons listed on **Schedule 1.2(g)(ii)** of such knowledge.

15.5. <u>Notice and Procedure</u>. All claims for indemnification by any Indemnified Party against an Indemnifying Party under this Article shall be asserted and resolved as follows:

15.6. <u>Notice and Control of Litigation</u>. If any claim or liability for which an Indemnifying Party would be liable for Losses to an Indemnified Party is asserted in writing by a Person other than any Buyer's Indemnified Persons or Seller's Indemnified Persons, the Indemnified Party shall notify the Indemnifying Party in writing of the same within thirty days of receipt of such written assertion of a claim or liability. Should the Indemnified Party fail to notify the Indemnifying Party in the time required above, the Indemnifying Party shall be relieved of its obligations pursuant to this Section 15 to the extent such failure to notify in the time required above materially adversely affects the Indemnifying Party's ability to defend such matter. If the Indemnifying Party notifies the Indemnified Party within thirty days after notice of such claim that the Indemnifying Party will defend the Indemnified Party against the claim, the Indemnifying Party shall, at its sole cost and risk, defend the claim and control the defense, settlement and prosecution of any litigation. If within thirty days after notice of such claim the Indemnifying Party either notifies the Indemnified Party that the Indemnifying Party disputes its obligations of indemnity with respect to the claim or fails to notify the Indemnified Party that the Indemnifying Party will defend the claim, or if the Indemnifying Party notifies the Indemnified Party within such thirty days that the Indemnifying Party will defend the Indemnified Party against the claim but fails thereafter to diligently prosecute or settle the claim, the Indemnified Party will have the right (but not the obligation) to undertake the defense, compromise or settlement of such claim at the cost and risk of the

-63-

exhibit2_1

Indemnifying Party. Anything in this Section 15.6 notwithstanding, (i) if there is a reasonable probability that a claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right, at its own cost and expense, to defend, compromise and settle such claim, (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant to the Indemnified Party a release from all liability in respect to such claim, and (iii) the Indemnifying Party may not assume the defense of the claim on behalf of the Indemnified Party if (1) the Persons against whom the claim is made, or any impleaded Persons, include both the Indemnifying Party and any Indemnified Party, and (2) representation of both such Persons by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case any Indemnified Party shall have the right to defend the claim on its own behalf and to employ counsel at the expense of the Indemnifying Party. All Parties agree to cooperate fully as necessary in the defense of such matters (including making any counterclaim or cross-claim against any Person other than another Party).

15.7. Notice of Claim. If an Indemnified Party has a claim against any Indemnifying Party that is not described in Section 15.6, the Indemnified Party shall deliver a notice with reasonable promptness to the Indemnifying Party describing the claim. Should the Indemnified Party fail to notify the Indemnifying Party within the time frame required above, the indemnity with respect to the subject matter of the required notice shall be limited to the damages that would have nonetheless resulted absent the Indemnified Party's failure to notify the Indemnifying Party in the time required above after taking into account such actions as could have been taken by the Indemnifying Party had it received timely notice from the Indemnified Party.

15.8. Mixed Claims. Notice of any claim comprised in part of third party claims and claims that are not third party claims may be given pursuant to either Section 15.6 or 15.7, and the giving of a notice under Section 15.6 when a notice is properly due under Section 15.7, or the giving of a notice under Section 15.7 when a notice is properly due under Section 15.6, shall not impair the Indemnified Party's rights hereunder except to the extent that an Indemnifying Party has been irreparably prejudiced thereby.

15.9. Presumption of Liability. If the Indemnifying Party either fails to notify the Indemnified Party within thirty days following its receipt of notice of the claim that the Indemnifying Party disputes its obligations of indemnity with respect to a claim or assumes the defense of a claim, the claim will be conclusively deemed a liability of the Indemnifying Party.

15.10. Disputed Claims. If the Indemnifying Party timely notifies the Indemnified Party that the Indemnifying Party disputes its obligations of indemnity with respect to the claim, the Indemnifying Party and the Indemnified Party shall proceed promptly and in good faith to negotiate a resolution of such dispute within 60 days following receipt of the notice and, if

-64-

exhibit2_1

APRIL 23, 2002

such dispute is not resolved through negotiations during such 60-day period, it shall be resolved pursuant to the provisions of Article 16.

15.11. Payment of Losses. The Indemnifying Party shall pay the amount of any Losses to the Indemnified Party within 30 days after notice of the claim is given or on such later date (i) in the case of a claim described in Section 15.6 that the Indemnified Party suffers Losses, or (ii) in the case of a claim described in Section 15.7, promptly after the Indemnified Party suffers Losses in respect of the claim. In the event the Indemnified Party is not paid in full for its claim in a timely manner after the Indemnifying Party's obligation to indemnify and the amount thereof has been determined, the amount due shall bear interest from the date that the Indemnifying Party suffered Losses in respect of the claim until paid at the interest rate provided in Section 17.16.

15.12. Limitation Period. No claim pursuant to this Section 15 may be asserted under this Agreement unless the Party making the claim gives the Party against whom the claim is to be made notice of such claim before the end of the applicable survival period (as hereinafter defined); *provided* that such claim shall survive the expiration of the survival period if notice thereof, as required hereby, was previously given.

15.13. Survival of Representations; Indemnity Periods. Notwithstanding any right of VHFC or Buyer (whether or not exercised) to investigate the Hospital Businesses or any right of any Party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other Party contained in this Agreement, each of Seller and UCH has, on the one hand, and VHFC and Buyer have, on the other hand, the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement as set forth in this Section 15.13. The representations, warranties, covenants and agreements in this Agreement made by the Parties will survive the Closing (a) indefinitely with respect to matters covered by Sections 2.4, 3.1, 4.1, 5.1, 12, 13, 14, 15, 17.13 and 18; (b) until the sooner of 60 days after the expiration of all applicable statutes of limitations (including all periods of extension, whether automatic or permissive) or three years with respect to matters covered by Sections 3.5, 3.13, 3.17, 3.22, 3.23, 3.26, 3.27, 3.28, 4.4 and 5.4; and (c) until the second anniversary of the Closing Date in the case of all other representations, warranties, covenants and agreements, except that:

> (i)   any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (b) or (c) above shall survive if notice pursuant to Section 15.7 shall have been given on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article,

> (ii)   in the event of intentional misrepresentation or fraud in the making of any representation or warranty, all representations and warranties that are the subject of the intentional misrepresentation or fraud shall survive until 60 days after the expiration of all applicable statutes of limitations (including all

exhibit2_1

APRIL 23, 2002

periods of extension, whether automatic or permissive) with respect to matters covered thereby, and

(iii) rights to indemnification under this Article will survive until any claims brought hereunder shall have been satisfied or otherwise resolved as provided herein.

16.0 **ALTERNATE DISPUTE RESOLUTION**

16.1. Agreement to Use the Procedure. In the event of a dispute between the Parties arising out of or related to this Agreement, the Parties shall utilize the procedures specified in this Article except (i) when otherwise modified by written agreement of the Parties at the time or after such time the dispute arises; (ii) in connection with disputes relating to the Post-Closing Adjustments, in which event the provisions of Section 2.5 shall be utilized; (iii) when otherwise expressly provided elsewhere in this Agreement.

16.2. Initiation of the Procedure. A Party seeking to utilize these procedures (the "Initiating Party") shall give written notice to the other Party or Parties, describing briefly the nature of the dispute and its claim and identifying an individual with authority to settle the dispute on its behalf. The Party receiving such notice (the "Responding Party") shall have ten days within which to designate, in a written notice given to the Initiating Party, an individual with authority to settle the dispute on its behalf. The individuals so designated shall be known as the "Authorized Individuals."

16.3. Unassisted Settlement. The Authorized Individuals shall make such investigations as they deem appropriate and promptly thereafter (but in no event later than 15 days from the date of designation of the Responding Party's Authorized Individual) shall commence discussions concerning resolution of the dispute. If the dispute has not been resolved within 30 days from the commencement of discussions (such 30th day being the "Submission Date"), it shall be submitted to alternative dispute resolution (the "ADR") as provided below.

16.4. Selection of the Neutral. The Parties shall have ten days from the Submission Date to select a mutually acceptable Person who is not an Affiliate or employee of any Party to resolve the dispute (the "Neutral"). If no Neutral has been selected within such time, any Party to the dispute may request that the American Arbitration Association, the Center for Public Resources, or another mutually agreed-upon provider of neutral dispute resolution services, supply within ten days a list of potential Neutrals with qualifications specified by the Parties. Within five days after receipt of the list, the Parties shall independently rank the proposed candidates, simultaneously exchange rankings and select as the Neutral the individual receiving the highest combined ranking who is available to serve.

16.5. Time and Place for the ADR. In consultation with the Neutral, the Parties shall promptly designate a mutually convenient time and place for the ADR (and unless circumstances require otherwise, such time shall be no later than 60 days after selection of the Neutral).

-66-

exhibit2_1

APRIL 23, 2002

16.6. Exchange of Information. In the event any Party has a substantial need for information in the possession of the other Party in order to prepare for the ADR, the Parties shall attempt in good faith to agree on procedures for the expeditious exchange of such information, with the help of the Neutral if necessary.

16.7. Summary of Views. One week prior to the first scheduled session of the ADR, each Party shall deliver to the Neutral and to the other Party a concise written summary of its views on the matter in dispute, such summary not to exceed ten pages in length.

16.8. Staffing the ADR. In the ADR, each Party shall be represented by the Authorized Individual and by up to two counsel (who may be in house counsel). In addition, each Party may bring such other Persons (the maximum number of which shall be agreed upon by the Parties in advance) as may be needed to respond to questions, contribute information and participate in the negotiations, with the assistance of the Neutral, if necessary.

16.9. Conduct of the ADR. The Parties, in consultation with the Neutral, will agree upon a format for the meetings designed to assure that the Neutral and the Authorized Individuals have an opportunity to hear an oral presentation of each Party's views on the matter in dispute, and that the Authorized Individuals attempt to negotiate a resolution of the matter in dispute, with or without the assistance of counsel or others, but with the assistance of the Neutral. To this end, the Neutral is authorized to conduct both joint meetings and separate private caucuses with the Parties. The Neutral will keep confidential all information learned in private caucus with either Party unless specifically authorized by such Party to make disclosure of the information to the other Party.

16.10. The Neutral's Views. The Neutral shall (a) unless requested not to do so by the Parties, provide his opinion to the Parties on the probable outcome should the matter be litigated, and (b) if requested to do so by the Parties, make one or more recommendations as to the terms of a possible settlement, upon any conditions imposed by the Parties (including a minimum and maximum amount). The Neutral shall base his opinions and recommendations on information then available to the Parties, excluding only such information disclosed by any Party to the Neutral in confidence but not disclosed to the other Party or Parties. The opinions and recommendations of the Neutral shall not be binding on the Parties.

16.11. Termination of the Procedure. The Parties shall participate in the ADR to its conclusion (as designated by the Neutral) and not terminate negotiations concerning resolution of the matters in dispute until at least ten days thereafter. No Party shall commence a lawsuit or seek other remedies prior to the conclusion of the ten-day post-ADR negotiation period; *provided* that either Party may commence litigation within five days prior to the date after which the commencement of litigation could be barred by an applicable statute of limitations or doctrine of laches, or in order to request a temporary restraining order or preliminary injunction to prevent irreparable harm, in which event the Parties shall continue nevertheless (unless prohibited by court order) to participate in the ADR to its conclusion.

exhibit2_1

16.12. Fees of the Neutral; Disqualification. The Parties shall share the fees of the Neutral equally. The Neutral shall be disqualified as a witness, consultant, expert or counsel for either Party with respect to the matters in dispute and any litigation or other matters relating thereto.

16.13. Confidentiality.   The procedures described above are intended to constitute a compromise negotiation for purposes of the Federal Rules of Evidence and state rules of evidence. The entire Procedure is confidential, and no stenographic, visual or audio record shall be made. All conduct, statements, promises, offers, views and opinions, whether oral or written, made in the course of the Procedure by any Party, its agents, employees, representatives or other invitees, and by the Neutral (who will be the Parties' joint agent for purposes of the Procedure) are confidential and, where appropriate, shall be deemed to be work product and privileged. Such conduct, statements, promises, offers, views and opinions shall not be discoverable or admissible for any purposes, including impeachment, in any litigation or other proceeding involving the Parties, and shall not be disclosed to anyone not an agent, employee, expert, witness or representative of any Party; *provided* that evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the Procedure.

17.0   GENERAL

17.1.   Schedules. The annexed Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any fact disclosed on one Schedule hereto shall be deemed to be disclosed on each other applicable Schedule. At or prior to Closing, Seller shall supplement the Schedules or deliver new Schedules as necessary to make each of the representations and warranties of Seller and UCH contained in Article 3 true and correct in all material respects on and as of the Closing Date, *provided* that without Buyer's written consent, (i) Seller may not supplement any Schedule relating to the representations and warranties in Section 3.6, or (ii) no such supplement may exclude any Assets being conveyed to or purchased by Buyer or add any Permitted Encumbrances or any liabilities or obligations being assumed by Buyer. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and, without limiting the generality of the foregoing, the mere listing of a document as an exception to any representation or warranty shall not be deemed to disclose the contents of such document as an exception to any representation or warranty. Any Contracts, documents or other materials delivered by Seller, UCH or their respective advisors to any or Vanguard, VHFC and Buyer shall be deemed to be delivered to each of Vanguard, VHFC and Buyer.

17.2.   CON Disclaimer. This Agreement shall not be deemed to be an acquisition or obligation of a capital expenditure or of funds within the meaning of the certificate of need laws of any state, until the appropriate Governmental Authorities shall have granted a certificate of need or other appropriate approval or determined that no certificate of need or other approval is required.

exhibit2_1

APRIL 23, 2002

17.3.   Tax and Government Payment Program Effect. None of the Parties (nor such Parties' counsel or accountants) has made or is making in this Agreement any representation to any other Party (or such Party's counsel or accountants) concerning any of the Tax or Government Payment Program effects or consequences on the other Party of the transactions provided for in this Agreement. Each Party represents that it has obtained, or may obtain, independent Tax and Government Payment Program advice with respect thereto and upon which it, if so obtained, has solely relied.

17.4.   Reproduction of Documents. This Agreement and all documents relating hereto, including consents, waivers and modifications which may hereafter be executed, the Closing Documents, financial statements, certificates and other information previously or hereafter furnished to any Party, may be reproduced by any Party by any photographic, microfilm, electronic or similar process and the Parties may destroy any original documents so reproduced. The Parties stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial, arbitral or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the ordinary course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

17.5.   Consented Assignment. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Assumed Contract, claim or other right if the assignment or attempted assignment thereof without the consent of another Person would (i) constitute a breach thereof or in any material way affect the rights of Seller thereunder; (ii) be ineffective or render the Contract void or voidable, or (iii) materially affect Seller's rights thereunder so that Buyer would not in fact receive all such rights. In any such event, Seller shall cooperate in any reasonable arrangement designed to provide for Buyer the benefits under any such Contract, claim or right, including enforcement of any and all rights of Seller against the other Person arising out of the breach or cancellation by such other Person or otherwise.   After Closing, the Parties shall continue to use commercially reasonable efforts to obtain the consent of the assignment of such Contract, claim or right.

17.6.   Time of Essence. Time is of the essence in the performance of this Agreement, *provided* that, if the day on or by which a notice must or may be given, or the performance of any Party's obligation is due, is a Saturday, Sunday or holiday for banks in Chicago, Illinois, then the day on or by which such notice must or may be given, or that such performance is due, shall automatically be extended to the first business day thereafter. This Section may be waived only in a writing expressly referring hereto.

17.7.   Consents, Approvals and Discretion. Except as herein expressly provided to the contrary, whenever this Agreement requires any consent or approval to be given by any Party or any Party must or may exercise discretion, such consent or approval shall not be unreasonably withheld or delayed and such discretion shall be reasonably exercised.

-69-

exhibit2_1

APRIL 23, 2002

17.8.   Choice of Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to such State's conflicts of laws rules, and all remedies for dispute resolution arising under this Agreement, including mediation, shall be conducted in Chicago, Illinois.

17.9.   Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and assigns. No Party may assign this Agreement without the prior written consent of the other Parties.

17.10. Third Party Beneficiary. The terms and provisions of this Agreement (including provisions regarding employee and employee benefit matters) are intended solely for the benefit of the Parties, Buyer's Indemnified Persons with respect to Article 15, Seller's Indemnified Persons with respect to Article 15, and their respective successors and permitted assigns, and are not intended to confer third-party beneficiary rights upon any other Person. Any reference in this Agreement to one or more Employee Benefit Plans of Buyer includes provisions, if any, in such plans permitting their termination or amendment and any covenant in this Agreement to provide any Employee Benefit Plan shall not be deemed or construed to limit right of Buyer to terminate or amend such plan in accordance with its terms.

17.11. Waiver of Breach, Right or Remedy. The waiver by any Party of any breach or violation by another Party of any provision of this Agreement or of any right or remedy permitted the waiving Party in this Agreement (i) shall not waive or be construed to waive any subsequent breach or violation of the same provision (ii) shall not waive or be construed to waive a breach or violation of any other provision, and (iii) shall be in writing and may not be presumed or inferred from any Party's conduct. Except as expressly provided otherwise in this Agreement and except for the obligation of the Parties to first utilize the ADR procedure in Article 16, no remedy conferred by this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be in addition to every other remedy granted in this Agreement or now or hereafter existing at law or in equity, by statute or otherwise. The election of any one or more remedies by a Party shall not constitute a waiver of the right to pursue other available remedies. In addition to any other rights and remedies any Party may have at law or in equity for breach of this Agreement, each Party shall be entitled to seek an injunction to enforce the provisions of this Agreement.

17.12. Notices. Any notice, demand or communication required, permitted or desired to be given hereunder shall be deemed effectively given if given in writing (i) on the date tendered by personal delivery; or (ii) on the date tendered for delivery by nationally recognized overnight courier, in any event addressed as follows:

If to Buyer: c/o Vanguard Health Systems, Inc.
                                            20 Burton Hills Boulevard, Suite 100
                                            Nashville, Tennessee 37215
                                            Attn: General Counsel
                                            Facsimile: (615) 665-6197

-70-

exhibit2_1

APRIL 23, 2002

If to Seller: Mr. Michael Rosenberg
                                  Keywell Corporation
                                  11900 S. Cottage Grove
                                  Chicago, Illinois 60628
                                  Facsimile: (773) 660-2064

                                  Mr. Michael Riordan
                                  President and Chief Executive Officer
                                  The University of Chicago Hospitals
                                  5841 S. Maryland Avenue
                                  Chicago, Illinois 60640
                                  Facsimile: (773) 702-9005

with a copy to: Susan S. Sher, Esq.
                                  Vice President and General Counsel
                                  The University of Chicago Hospitals and Health
                                  System
                                  5841 S. Maryland Avenue
                                  Chicago, Illinois 60640
                                  Facsimile: (773) 834-3903

or to such other address or number, and to the attention of such other Person, as any Party may designate at any time in writing in conformity with this Section.

17.13. <u>Misdirected Payments</u>. Seller shall remit to Buyer with reasonable promptness any monies received by Seller after Closing constituting or in respect of the Assets and Assumed Liabilities. Buyer shall remit to Seller with reasonable promptness any monies received by Buyer after Closing constituting or in respect of the Excluded Assets and Excluded Liabilities. If any Person determines that funds previously paid or credited to Hospital Businesses in respect of services rendered prior to the Closing Date have resulted in an overpayment or must be repaid, Seller shall be responsible for the repayment of said monies (and the defense of such actions). If Buyer suffers any deduction to or offset or withhold against amounts due either of them of funds previously paid or credited to Hospital Businesses in respect of services rendered prior to the Closing Date, Seller shall immediately pay to Buyer, as the case may be, the amounts so billed or offset upon demand. Any amounts due Buyer by Seller or its Affiliate, or due Seller by Buyer or its Affiliate, may be offset against monies or other funds held by the Party entitled to payment; *provided* that Seller shall first have the opportunity to review the facts giving rise to the deduction, offset or withhold and raise any related objection thereto. Any dispute between the Parties as to any deduction, offset or withholding proposed under this Section 17.13 shall be resolved pursuant to Article 16.

17.14. <u>Severability</u>. If any provision of this Agreement is held or determined to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby:

-71-

exhibit2_1

APRIL 23, 2002

(a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

17.15. Entire Agreement; Amendment. This Agreement supersedes all previous contracts, agreements and understandings and constitutes the entire agreement of whatsoever kind or nature existing between or among the Parties representing the within subject matter and no Party shall be entitled to benefits other than those specified herein. As between or among the Parties, any oral or written representation, agreement or statement not expressly incorporated herein, whether given prior to or on the Effective Date, shall be of no force and effect unless and until made in writing and signed by the Parties on or after the Effective Date. The representations and warranties set forth in this Agreement shall survive the Closing and remain in full force and effect as provided in Article 15, and shall survive the execution and delivery of all other agreements, instruments or other documents described, referenced or contemplated herein and shall not be merged herewith or therewith. This Agreement may be executed in two or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but the same instrument. This Agreement may not be amended except in a written instrument executed the Parties.

17.16. Interest. Unless otherwise provided herein to the contrary, any monies required to be paid by any Party to another Party pursuant to this Agreement shall be due two business days after demand therefor and if not paid when due shall accrue interest from and after the due date to and including the date full payment is made at an annual rate equal to the prime rate in effect for the relevant period as reported by the Wall Street Journal under "Money Rates".

17.17. Drafting. No provision of this Agreement shall be interpreted for or against any Person on the basis that such Person was the draftsman of such provision, and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

17.18. Confidentiality; Public Announcements.

(a) Except as required by Legal Requirements, Seller, on the one hand, and Buyer, on the other hand, shall keep this Agreement and its contents confidential and not disclose the same to any Person (except the Parties' attorneys, accountants or other professional advisors and except to the applicable Governmental Authorities in connection with any required notification or application for approval or a license or exemption therefrom) without the prior written consent of the other Party but after providing prior written notice to the other Party. With respect to information provided by Seller to Buyer in connection with and relative to this proposed

-72-

exhibit2_1

APRIL 23, 2002

transaction, the executed Letter Agreement dated June 7, 2001, in respect of confidentiality between Vanguard and Seller shall remain in effect until Closing.

(b) At all times before the Closing, Seller, on the one hand, and Buyer, on the other hand, will consult with the other before issuing or making any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby and will use good faith efforts to obtain the other Party's approval of the text of any public report, statement or release to be made on behalf of such Party. If either Party is unable to obtain the approval of its public report, statement or release from the other Party and such report, statement or release is, in the opinion of legal counsel to such Party, necessary to discharge such Party's disclosure obligations under law, then such Party may make or issue the legally required report, statement or release and promptly furnish the other Party a copy thereof.

18.0   GUARANTEES AND ENFORCEMENT RIGHTS

18.1.   Guarantee of VHFC's and Buyer's Obligations. Vanguard, as principal obligor and not merely as a surety, hereby unconditionally guarantees full, punctual and complete performance by VHFC and Buyer of all of their obligations under this Agreement and each of the Closing Documents subject to the terms hereof and thereof and so undertakes to Seller and UCH that, if and whenever VHFC or Buyer is in default, Vanguard will on demand from Seller or UCH duly and promptly perform or procure the performance of VHFC's or Buyer's obligations. The foregoing guarantee is a continuing guarantee and will remain in full force and effect until the obligations of VHFC and Buyer under this Agreement have been duly performed or discharged and will continue to be effective or will be reinstated, as the case may be, if at any time any sum paid to Seller must be restored by Seller upon the bankruptcy, liquidation or reorganization of VHFC or Buyer. Vanguard's obligations under this Section shall not be affected or discharged in any way by any proceeding with respect to VHFC or Buyer under any federal or state bankruptcy, insolvency or debtor relief laws.

18.2.   Guarantee of Seller's Obligations. UCH, as principal obligor and not merely as a surety, hereby unconditionally guarantees full, punctual and complete performance by Seller of all of its obligations under this Agreement and each of the Closing Documents subject to the terms hereof and thereof and so undertakes to VHFC and Buyer that, if and whenever Seller is in default, UCH will on demand duly and promptly perform or procure the performance of Seller's obligations. The foregoing guarantee is a continuing guarantee and will remain in full force and effect until the obligations of Seller under this Agreement have been duly performed or discharged and will continue to be effective or will be reinstated, as the case may be, if at any time any sum paid to VHFC or Buyer must be restored by either of them upon the bankruptcy, liquidation or reorganization of Seller. UCH's obligations under this Section shall not be affected or discharged in any way by any proceeding with respect to Seller under any federal or state bankruptcy, insolvency or debtor relief laws, or any fraudulent transfer or creditors' rights laws.

exhibit2_1

APRIL 23, 2002

18.3.   <u>UCH Enforcement Rights</u>. UCH, as indemnitor of the obligations of Seller contained herein, as well as Seller's sole member and a signatory hereto, shall at all times have the right, upon its demand, to enforce the rights of Seller contained herein. UCH's rights to enforce its rights hereunder shall not be impaired by virtue of its membership interest in Buyer.

exhibit2_1

APRIL 23, 2002

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in multiple originals by their duly authorized officers as of the Effective Date.

THE UNIVERSITY OF CHICAGO HOSPITALS

By: /s/ Michael C. Riordan
Title: President and Chief Executive Officer

LOUIS A. WEISS MEMORIAL HOSPITAL

By: /s/ Edward Cucci
Title: President

VANGUARD HEALTH FINANCIAL COMPANY, INC.

By: /s/ R.E. Galloway
Title: Senior Vice President

VHS ACQUISITION SUBSIDIARY NUMBER 3, INC.

By: /s/ R.E. Galloway
Title: Senior Vice President

VANGUARD HEALTH SYSTEMS, INC.

By: /s/ R.E. Galloway
Title: Senior Vice President

exhibit2_1

APRIL 23, 2002